

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008
Commission File Number 333-08752

Fomento Económico Mexicano, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Mexican Economic Development
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes X No__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes__No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



2007 Annual Report

Strengthening Our

Successful Business Model

Since our birth in 1890, we have remained at the forefront of the beverage industry through our winning marketplace execution, continuous innovation, and profitable expansion. We have also served as a pioneer in Mexico for our unwavering commitment to employee and community development and environmental well-being.

Our integrated beverage portfolio fosters our sustainable growth and serves as the foundation for our business. The strength of our brands combined with our superior execution provides us with the opportunity to take advantage of arising opportunities and to continually build on our success.

Whether we are leveraging competitive or marketplace opportunities, our steadfast focus on our consumers remains the key to our success...now and into the future.



Mexico
Mexico City
Guatemala
Guatemala City
Managua
San José
Panama City
Nicaragua
Costa Rica
Panama
Colombia
Venezuela
Caracas
Bogota
Brazil
Brasilia
South Mato Grosso
Minas Gerais
São Paulo
Buenos Aires
Argentina
Beer and OXXO
Beer, Soft Drinks and OXXO
Soft Drinks
Beer
Beer and Soft Drinks

STRATEGIC

Expansion

Our integrated beverage platform allows us to manage multiple categories across multiple markets to better serve our customers.

2007 FINANCIAL

Highlights

Millions of 2007 Pesos	US$ millions 2007[1]	2007	2006	% Change	2005	% Change
Total revenues	**$13,516**	**Ps. 147,556**	Ps. 136,120	8.4	Ps. 119,462	13.9
Income from operations	**1,793**	**19,569**	18,467	6.0	17,439	5.9
Net income	**1,093**	**11,936**	9,860	21.1	9,073	8.7
Net majority income	**780**	**8,511**	7,127	19.4	5,951	19.8
Net minority income	**313**	**3,425**	2,733	25.3	3,122	(12.5)
Total assets	**15,187**	**165,795**	154,516	7.3	139,823	10.5
Total liabilities	**6,975**	**76,142**	76,308	(0.2)	65,425	16.6
Stockholders' equity	**8,212**	**89,653**	78,208	14.6	74,398	5.1
Capital expenditures	**1,031**	**11,257**	9,422	19.5	7,508	25.5
Book value per share[2]	**0.33**	**3.61**	3.17	13.9	2.93	8.2
Net income per share[2]	**0.04**	**0.48**	0.40	20.0	0.33	21.2
Personnel		**105,020**	97,770	7.4	90,731	7.8

(1) U.S. dollar figures are converted from Mexican pesos using the noon buying rate for Mexican pesos published by Federal Reserve Bank of New York, which was Ps. 10.9169 per U.S.$1.00 as of December 31, 2007.

(2) Data in Mexican pesos based on outstanding shares of 17,891,131,350 for 2005, 2006 and 2007.

TOTAL ASSETS
millions of 2007 pesos
Ps. 165,795



52.2%
39.2%
8.6%

TOTAL REVENUES
millions of 2007 pesos
Ps. 147,556



45.9%
26.2%
27.9%

INCOME FROM OPERATIONS
millions of 2007 pesos
Ps. 19,569



58.5%
27.6%
11.8%
2.1%

Coca-Cola FEMSA ■ FEMSA Cerveza FEMSA Comercio Other Businesses

Contact Information

GENERAL COUNSEL
Carlos E. Aldrete
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León
México, C.P. 64410
Phone: (52) 81 8328-6180

INDEPENDENT ACCOUNTANTS
Deloitte
Represented by Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Lázaro Cárdenas No. 2321 Pte.
Residencial San Agustín
Garza García, Nuevo León
México, C.P. 66220
Phone: (52) 81 8133-7300

STOCK EXCHANGE AND SYMBOL
Fomento Económico Mexicano, S.A.B. de C.V. stock trades on the Bolsa Mexicana de Valores (BMV) in the form of units under the symbols FEMSA UBD and FEMSA UB. The FEMSA UBD units also trade on The New York Stock Exchange, Inc. (NYSE) in the form of ADRs under the symbol FMX.

DEPOSITARY BANK AND REGISTRAR
The Bank of New York Mellon
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll-Free Number for Domestic Calls:
1 (888) BNY-ADRS
(269-2377)
International Callers: 201-680-6825
e-mail: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

INVESTOR RELATIONS
Juan Fonseca
Julieta Naranjo
Phone: (52) 81 8328-6167
Fax: (52) 81 8328-6080
e-mail: investor@femsa.com.mx

CORPORATE COMMUNICATIONS
Carolina Alvear
Ericka De la Peña
Phone: (52) 81 8328-6046
Fax: (52) 81 8328-6117
e-mail: comunicacion@femsa.com

FOR MORE INFORMATION, VISIT US AT:
www.femsa.com
www.femsa.com/investor

The FEMSA 2007 Annual Report may contain certain forward-looking statements concerning FEMSA and its subsidiaries' future performance and should be considered as good faith estimates of FEMSA and its subsidiaries. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to further events and uncertainties which could materially impact the Company's subsidiaries' actual performance.


This annual report is printed on recycled paper.

Designed by Curran & Connors, Inc. / www.curran-connors.com   Photography by Daniel Garriga / www.danielgarriga.com


OXXO
Sol

How do we
build a successful
business model?



A model that distinguishes us from our peers






TECATE
TECATE

One that enables us to capitalize on market opportunities

A platform that gives us a competitive advantage




Coca-Cola



A model that drives us to a continued upward growth trend


AUTO OXXO
Bienvenido
altura máxima 2.40 m.
OXXO



At FEMSA, our business is built on a foundation of great products and services that satisfy our consumers' different needs—providing them with the right product, in the right package, at the right moment in their lives.





STRATEGIC

Vision

2007 underscored the strength of our integrated beverage strategy. In a challenging year, we were able to deliver positive consolidated results as we continued the long-term process of building our brands and business model across markets.

Dear Shareholder:

2007 underscored the strength of our integrated beverage strategy. In a challenging year for our Mexican beer business, we were able to deliver positive consolidated results as we continued the long-term process of building our brands and business model across markets. Strong top- and bottom-line growth at OXXO and Coca-Cola FEMSA more than offset short-term weakness at FEMSA Cerveza. In fact, over the past decade our integrated platform has increasingly come together to produce strong results, and we have grown our total revenue, income from operations, and operating cash flow (EBITDA) in dollar terms at compounded annual rates of 17%, 16%, and 15%, respectively.

For 2007, our total revenue grew to Ps. 147.6 billion (US$13.5 billion), an increase of 8.4% year over year. Our income from operations rose to Ps. 19.6 billion (US$1.8 billion), up 6.0%. Our net income increased 21.1% to Ps. 11.9 billion (US$1.1 billion), resulting in earnings per unit of Ps. 2.38 (US$2.18 per ADR).



Total Revenues
billions of 2007 pesos
92.1
109.5
119.5
136.1
147.6
'03
'04
'05
'06
'07
% Annual Growth
18.9
9.1
13.9
8.4
Income from Operations
billions of 2007 pesos
14.4
15.9
17.4
18.5
19.6
'03
'04
'05
'06
'07
% Annual Growth
10.3
10.0
5.9
6.0
% Operating Margin
15.6
14.5
14.6
13.6
13.3

During the year, we embarked on several initiatives to further develop our brands. For example, building on the strength of our flagship *Sol* and *Tecate* brands, we successfully launched *Sol Shot* in Brazil, *Sol Cero* in Mexico, and *Tecate Light* in the southwest United States. We also successfully launched *Coca-Cola Zero* in Argentina, Mexico, and Brazil, driving incremental volume growth across the cola category.

We also continued to strengthen our business model to compete successfully across our integrated businesses and our growing number of territories. To stay in step with demand, in November, we announced the construction of two new plants—a brewery and a glass bottle facility—in Meoqui, in the northern state of Chihuahua in Mexico. Expected to begin operations in 2010, these investments will allow our domestic and exported beer to meet demand going forward.

Coca-Cola FEMSA's strong results this year, despite high raw-material costs throughout most of our market territories, largely reflect our business' superior level of execution. Our ability to deliver our goal of a perfect experience for each consumer on every occasion is founded on our market segmentation strategy. This strategy recognizes that none of our consumers, retailers, or competitors are the same, so we segment our markets accordingly.

Our development of Coca-Cola FEMSA's Brazilian operations exemplifies our ability to execute an advanced multi-segmentation strategy effectively. Today these operations account for 14% of Coca-Cola FEMSA's total volumes, 16% of total revenues, and 14% of total EBITDA, compared with 15%, 11%, and 6%, respectively, for 2004—one year after we acquired these assets.

During the year, our powerful execution was further supported by our successful new product launches. As a part of our three-tier cola strategy, we successfully launched *Coca-Cola Zero*, a calorie-free cola with the classic taste of *Coke*, in Argentina, Mexico, and Brazil. As a result, we were able to attract new consumers and to drive incremental volume growth across the cola category, including higher volumes of brand *Coca-Cola* and *Coca-Cola Light*. By year-end, *Coca-Cola Zero* contributed more than 30% of our incremental sales volume of sparkling beverages.[1]

Through our strong relationship with The Coca-Cola Company, we successfully made two transactions: our joint acquisition of Jugos del Valle, one of the leading juice producers in Mexico and Brazil, and our acquisition of The Coca-Cola Company's REMIL franchise territory in Brazil.

Beyond the potential synergies, our joint acquisition of Jugos del Valle will advance our multi-category strategy and additionally will make us the largest producer of still beverages[2] in the region—considerably increasing the company's position in Latin America's fast-growing, yet underdeveloped juice-based beverage segment. The REMIL franchise territory includes the third largest city in Brazil, Belo Horizonte, that will add approximately 15 million potential consumers and expand our position in this growing market by more than a third.

At FEMSA Cerveza, we continued to experience a tough raw materials environment that put pressure on our profits in the short term, even as we continued to move forward with our long-term strategic objectives. We are confident in the course we have set, and we remain committed to control costs within the context of what is best for the long term—building our brands' health and delivering sustainable growth.

In Mexico, our market segmentation and product innovation continued to drive the health and per capita consumption of our flagship *Sol* and *Tecate* brands, particularly among younger consumers. In 2007 we introduced 84 new SKUs in Mexico alone. Our new products included *Sol Cero*, the first non-alcoholic beer produced in Mexico; *Bohemia Obscura*, a super-premium, full-bodied Vienna-type beer; *Carta Blanca Edición Especial*, a beer that evokes our tradition, heritage, and quality; and the first Mexican beer—*Dos Equis*—in an aluminum bottle.

For the third consecutive year, *Tecate Light* was the Mexican beer industry's fastest growing brand. Its brand health continued to grow dramatically, at a more rapid pace than that of its competitors. The brand strengthened the loyalty among our consumers in Mexico's north and northwest and attracted new consumers in territories where we are gradually penetrating the market. It also proved very popular with younger consumers, underscoring its strong competitive position and long-term growth potential.

(1) Sparkling beverages were previously referred to as carbonated soft drinks
(2) Still beverages were previously referred to as non-carbonated beverages

We also continued our relentless focus on cost reduction and efficiency. We see opportunities for savings across all parts of our business, including distribution, sales, purchasing, general, and administrative expenses. For instance, after separating our business' secondary distribution and sales, we were able to increase productivity and efficiency in distribution generating savings of close to US$10 million.

In Brazil, we continued to take the right steps, with volume growth of 9.6%—above that of the industry. Our redefined and strengthened brand portfolio yielded positive results, as our new *Sol* brand approached 9% of our product mix, while the *Kaiser* brand grew steadily in several markets. Indeed, our new *Sol Shot* won best product presentation award from IBOPE in Brazil.

In the United States, we acknowledged the tremendous success and potential of our relationship with Heineken, and extended our existing three-year agreement in the United States for an additional 10-year period. The new agreement sets the conditions for strong volume growth and brand development driven by increased marketing investment while providing attractive business and economic terms for both companies. We also believe this agreement will enable us to further increase our market share in the United States. Thanks to the strength of our brand portfolio and our relationship with Heineken, we generated double-digit volume growth in the United States during 2007, based on geographic data and our business experience for the second consecutive year, well ahead of the imported beer category. We also successfully launched *Tecate Light* in the southwest, selling 1 million unit cases for the year.

For its part, FEMSA Comercio enjoyed a stellar year in 2007. We expanded our total revenues and income from operations by 14.3% and 39.1%, respectively, while opening 716 new stores for a total of 5,563 stores nationwide.


ROIC*
percent
9.8
9.7
10.3
11.1
10.6
'03
'04
'05
'06
'07
Based on EVA methodology as per Stern. Stewart & Co
Total Assets
billions of 2007 pesos
128.6
138.5
139.8
154.5
165.8
'03
'04
'05
'06
'07
% Annual Growth
7.7
0.9
10.5
7.3

The cornerstone of our success is our continued ability to open new stores quickly and successfully—approximately two stores per day. We have developed proprietary systems and processes to help identify appropriate store locations, store formats, and product categories. We use location-specific demographic data and our business' experience in similar locations to tailor the store format and product and service offerings to suit the target market.

Market segmentation also is an increasingly important strategic tool for OXXO. To enhance the overall consumer experience—including the look and feel of our stores—we are beginning to segment our stores based on such variables as consumption occasions, socioeconomic levels, and local market dynamics.

As the largest and fastest growing seller of beer and soft drinks in Mexico, OXXO further provides a strategic platform for FEMSA's integrated growth and valuable knowledge sharing. Through our rapid expansion, we gain consumer intelligence about local preferences and emerging trends. OXXO also is FEMSA Cerveza's largest customer, buying approximately 11% of its beer volume in 2007.

Beyond our short-term operational and financial results, we have always been committed to the highest standards of corporate governance and transparency. We work to consistently align our business with new and emerging best practices—such as those set forth by the United States Sarbanes-Oxley Act—which further demonstrates our cultural discipline and integrity.

We are committed to our role as a good corporate citizen. We work closely with our communities on initiatives that meet their local needs. Our long-term strategy is to create sustainable social and economic value.

For the fourth consecutive year, the Mexican Center for Philanthropy *(CEMEFI)* recognized all of FEMSA's businesses for their *Corporate Social Responsibility.* This award is given to corporations that undertake their business based on ethical principles and values—centered on human dignity. Since 2005, FEMSA has been a signatory to the United Nations Global Compact and we are committed to incorporate its 10 principles into our daily actions.

We also remain committed to our most valuable resource, our employees and their families. FEMSA exists and grows based on the passion and pride of the generations of people that are dedicated to our success. And in turn, we are committed to improving their skills and competencies across the organization. We have the best team and the best people who enjoy what they do for a living.

To our shareholders, customers, and over a 100,000 men and women across FEMSA, we thank you once again for your continued support. We welcome the opportunity to keep delivering on our promise and creating value for you now and into the future.



José Antonio Fernández Carbajal

Chairman of the Board and Chief Executive Officer



WINNING

Coca-Cola FEMSA

Execution

Our goal is to create a perfect experience for each consumer at every point of sale; that's our picture of success. The realization of that aim depends on our winning execution—our ability to do ordinary things in an extraordinary way each and every day.



Our strong results this year—despite the volatile raw-material environment—largely reflect our high level of execution. Our revenues rose 8.1% to Ps. 69.25 billion, underscoring the advantages of our balanced, geographically diversified portfolio of assets. Our income from operations increased 11.7% to Ps. 11.45 billion, driven by double-digit increases in all of our Central and South American operations and a stable Mexico. And our majority net income increased 30.5% to Ps. 6.91 billion.

Market Segmentation

Our ability to execute and achieve an optimal experience for each of our consumers is based on our market segmentation.

In Mexico, Colombia, Brazil, and Argentina, we have employed a sophisticated multi-segmentation strategy. This strategy segments our clients based on socioeconomic levels, consumption occasions, and competitive intensity to deliver each of our retailers a customized offer. We also develop and deploy a different value proposition—incentive programs from specialized service to loyalty initiatives—for every retailer to support and align their execution with our tailored commercial strategies. As exemplified by our successful integrated product portfolio in Brazil—including sparkling beverages, still beverages, packaged juices, and beer—nothing is performed at random, from product positioning to advertising and point-of-purchase material. Consequently, our Brazilian operations generated 14% of our total volumes, 16% of our consolidated revenues, and 14% of our total EBITDA in 2007.

To adapt to the conditions of every market and the different requirements of each client, we continually develop more efficient ways to serve our thousands of retailers. We execute several differentiated approaches to accommodate each market's dynamics and every retailer's needs—from presale[1] and conventional sales[2] with hand-held devices to hybrid routes and specialized deliveries.

(1) The pre-sale system separates the sales and delivery functions and allows salespeople to sell products prior to delivery, and the delivery trucks are loaded with the mix of products that clients have previously ordered

(2) The person in charge of delivery makes immediate sales from inventory available on the truck



Our ability to execute and achieve an optimal experience for each of our customers is founded on our market segmentation. We understand that none of our consumers, retailers, or competitors is alike, so we segment our markets based on socioeconomic levels, consumption occasions, and competitive intensity.

We further require an excellent market intelligence system to compete effectively in our markets. To this end, we develop and analyze multiple sources of information and specialized measurement tools like our right execution daily (RED) system and "Score Card." We then consolidate all of these sources into a competitive intelligence system that generates relevant, real-time information for our people to make informed decisions and track the effectiveness of our specific programs. Today our database is one of the largest in the world, processing 12.2 million transactions daily.

Steadfast Relationships

Our performance is reinforced by our positive working relationship with The Coca-Cola Company. This relationship is exemplified by two recent transactions: the joint acquisition of Jugos del Valle and our agreement to acquire The Coca-Cola Company's REMIL franchise territory in Brazil.

Sparkling Beverage Volume
millions of unit cases*



1,493
1,549
1,604
1,695
1,791
'03
'04
'05
'06
'07

*One unit case equals 24 8-ounce bottles

Income from Operations
billions of 2007 pesos



8.2
9.1
10.0
10.3
11.5
'03
'04
'05
'06
'07

	'03	'04	'05	'06	'07
% Annual Growth		11.1	9.6	2.8	11.7
% Operating Margin	18.1	16.1	16.7	16.0	16.5

In November, Coca-Cola FEMSA and The Coca-Cola Company acquired Jugos del Valle, one of the leading juice producers in Mexico and Brazil, through a joint-venture. Beyond the potential synergies, this acquisition will advance our multi-category strategy, make us the largest producer of still beverages in the region, and considerably increase our company's position in Latin America's fast-growing, yet underdeveloped juice-based beverage segment.

We are acquiring REMIL, a franchise territory in the state of Minas Gerais, Brazil, from The Coca-Cola Company. This territory includes the third largest city in Brazil, Belo Horizonte, and will increase our position in one of the most dynamic, growing beverage markets by more than a third.

At the end of the day, none of this is possible without the right people: more than 58,000 trained and motivated individuals, focused on disciplined execution. Every day, they serve approximately 1.5 million retailers and 200 million consumers across our nine Latin American territories.



CONSTANT

FEMSA Cerveza Innovation

In 2007, we continued to develop the health of our brands across our main markets, to segment and better serve our customers, to constantly innovate our portfolio of brands, to reinvest in our business, and to improve our operations' efficiency.

Making Progress in a Challenging Year

Short-term pressures and long-term progress characterized 2007. In the short term, we saw sharp increases to certain key raw materials, particularly aluminum in the first half of the year and grains in the second half, that put pressure on our gross margins. The competitive environment in our key Mexican market was intense, curtailing our ability to adjust pricing early on in the year. And yet, through these obstacles we continued to move forward with our long-term strategic objectives, such as the continued strengthening of our brands across our main markets of Mexico, Brazil and the import category of the United States, and we closed the year having improved our competitive position in every one of these markets. When all was said and done for the year, our revenues were up 4.3% to Ps. 39.57 billion and our income from operations declined 11.7% to Ps. 5.40 billion.



Total Volume
millions of hectoliters*
24.6
25.7
27.0
37.7
39.9
'03
'04
'05
'06
'07

	'03	'04	'05	'06	'07
% Annual Growth		4.5	5.2	39.5	5.9

*One hectoliter equals 100 liters or 26.4 gallons



Income from Operations
billions of 2007 pesos
5.0
5.3
5.8
6.1
5.4
'03
'04
'05
'06
'07

	'03	'04	'05	'06	'07
% Annual Growth		5.8	9.6	5.5	(11.7)
% Operating Margin	18.6	19.0	19.5	16.1	13.7

Advancing on Our Long-Term Strategy

Our strategy is based on developing the health of our brands, on continuously improving our knowledge of our consumers and our ability to segment and serve them, on generating innovation that keeps our portfolio and the beer category relevant among our consumers, and on a permanent drive to generate efficiencies, improve our cost structure, and generally be able to do more, with less.


84
new products and
in México alone

Developing Our Brands

We are firm believers that in every one of our key markets, our brand portfolio enjoys good momentum but requires sustained support to continue to improve our competitive position. Brands at different stages in their development curve require different forms and levels of support. However, we can learn from the continued success of *Tecate Light*, the leading brand in the light category in Mexico, and apply that experience to what we are doing with *Dos Equis* in the United States or with *Sol* in Brazil. In every case, we are pleased with the way that the brands continue to grow and evolve and we are fully committed to continue with this long-term initiative.

Improving Segmentation and Go-to-Market Models

We are developing a significant knowledge base on our beverage consumers, across markets, that goes beyond traditional criteria such as socioeconomic levels or age or gender groups and delves into the psychographic characteristics that make consumers prefer one beverage or one brand over another, at a given consumption occasion. We continue to adjust and refine our segmentation models to better serve our consumer base, itself in constant evolution.

We are also making progress in our ability to segment our retailers by designing and implementing customized marketing strategies at the point of sale. We are further tailoring the ways we go to market—from pre-sale to telephone sales and electronic ordering—to more efficiently serve our retailers' needs. For example, 806 of our OXXO stores implemented electronic ordering in 2007, and we plan to cover more than three quarters of our OXXO stores in 2008 with this capability.

Continuous Innovation

Innovation is a key component of our strategy. We keep our brands exciting, fresh, and satisfying for our consumers. In 2007 in Mexico, we increased our portfolio of SKUs by 84. Our new products included *Sol Cero*, the first non-alcoholic beer produced in Mexico; *Bohemia Obscura*, a super-premium, Vienna-type beer, with a full body thanks to the mixture of caramel and toasted malts; *Carta Blanca Edición Especial*, a beer that evokes our original core brand attributes of 1890—tradition, heritage, and quality; and the first Mexican beer, *Dos Equis*, in an aluminum bottle. We also introduced *Sol Shot*, a 250-milliliter presentation of our flagship *Sol* brand that is driving consumer interest in Brazil; and *Tecate Light* in the United States.

In 2007, *Tecate Light* was the Mexican beer industry's fastest growing brand for the third consecutive year. Its brand health grew dramatically, at a quicker pace than that of its main competitors. The brand also strengthened loyalty among our current consumers in Mexico's north and northwest and attracted new consumers in territories where we are gradually penetrating the market.

During 2007, we embarked on another industry first with our *Sol Lab* project. Through this project, consumers participated in and decided on a new truly customized beer by voting on liquid prototypes, packaging design, advertising, and promotions. The project not only attracted new consumers to the *Sol* brand, but more importantly increased the popularity of the brand among a range of young consumers. Based directly on the preferences of our approximately 140,000

Innovation is what sets FEMSA apart. We ensure our brands are vibrant, refreshing, and satisfying for our consumers. Among our successful new products, we launched *Sol Cero*, Mexico's first non-alcoholic beer, and *Sol 2*, Mexico's first consumer-driven beer brand. *Sol Cero* and *Sol 2* demonstrate our commitment to meet consumers' unmet demands.




SOL 2
CREADA POR TI.
WWW.SOL-LAB.COM.MX


3rd
consecutive year *Tecate Light* has been the fastest growing
brand in Mexico

participants, the result was the initial launch of *Sol 2* in the Mexican cities of Guadalajara and León during the second half of 2007. During the project, we also learned that a remarkable 95% of consumers who participated were willing to try the brand and seven out of ten consumers said they would change their current favorite brand for the new *Sol 2*. The project is off to a good start.

Staying Ahead of the Growth Curve

During 2007, we continued with our long-term strategy of reinvesting in our business and improving our operations' efficiency. To stay ahead of demand, in November we announced the construction of two new plants—a brewery and a glass bottle facility—in Meoqui, in the northern state of Chihuahua in Mexico. In a first stage, the new brewery will have annual production capacity of 5 million hectoliters, an increase of 15% over FEMSA Cerveza's current capacity in Mexico. The first stage of the glass bottle plant will have installed capacity of 700 million bottles per year, an increase of 54% over current levels. Expected to begin operations in 2010, these investments will ensure that our growth in Mexico and in the United States are supported by adequate production capacity going forward.

We also continued our relentless focus on cost reduction and operating efficiency. We saw opportunities across all parts of our business, including distribution, commercial, procurement, and general and administration costs. For example, after separating secondary distribution and sales, we were able to increase productivity and efficiency in distribution, reaching savings of approximately US$10 million.

Making Solid Progress Beyond Mexico

We continued to take steps in the right direction in the Brazilian market, achieving volume growth of 9.6%—above that of the industry. Our redefined and strengthened brand portfolio yielded positive results, as our new *Sol* brand approached 9% of our product mix, and the *Kaiser* brand grew steadily in most markets.

In the United States, we are building on the success of our relationship with Heineken USA, and we extended our three-year relationship for an additional 10-year period. Consequently, Heineken will continue to be the sole and exclusive importer, marketer, and seller of FEMSA's *Dos Equis, Tecate, Tecate Light, Sol, Bohemia,* and *Carta Blanca* brands in the United States. Thanks to the strength of our relationship and our brand portfolio, we achieved 13% volume growth in the United States for 2007, driven by double-digit growth of *Dos Equis* and solid growth of *Tecate*. In fact, the ad campaign for *Dos Equis* ranks among the ten most successful in the year and is clearly supporting our brand-building efforts. We also successfully launched *Tecate Light* in the southwest, reaching one million unit cases sold for the year.

The key to our success is the passion, discipline, and dedication of our great people. It is their commitment and support that produces, distributes, and sells the superior quality beer for which FEMSA Cerveza is known.


andatti
café
Capuchinos
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+700

new OXXO stores in 2007

DYNAMIC

FEMSA Comercio Expansion



2007 was a strong year for OXXO. We continued to aggressively expand our leadership position by increasing our market coverage. We also continually improved our core competencies in order to serve our customers better.

FEMSA Comercio enjoyed an outstanding year in 2007. Total revenues increased 14.3% to Ps. 42.10 billion, and income from operations surged 39.1% to Ps. 2.32 billion. Among other factors, our revenue growth came from our robust store expansion and strong same-store sales, driven by innovation. And our bottom-line increase was driven mainly by improved revenue-management strategies for some of our products, successful promotions with our supplier partners, as well as growth from higher margin product categories, such as our premium coffee *andatti*®.

Building on our leadership position as Mexico's largest and fastest growing modern convenience store chain, OXXO opened 716 new stores in 2007 for a total of 5,563 stores nationwide. As a leading vendor of beer, bread, snacks, and soft drinks in all of Mexico, we remain on track to further expand our market penetration and deepen FEMSA's integrated beverage coverage.

Systematic Growth

A key to our success is our ability to open new stores successfully and quickly—almost two stores per day—in the right location and improving our profitability and return on assets. To this end, we have developed a proprietary system to help identify appropriate store sites, layouts, and product categories. This system uses location-specific demographic data and our company's experience in similar locations to tailor the store format, and product and service offerings to the target market.

Market segmentation also is an increasingly important strategic tool. To improve the consumer experience—including the look and feel of our stores—we are making progress in segmenting our stores based on such factors as consumption occasions, socioeconomic levels, and local market dynamics.

Continuous Improvement

We continually improve our core competencies to enable our stores to serve consumers better. We have made and will continue to make significant investments in information technology to capture consumer information from our existing stores, improve inventory management, and enable further product offerings and revenue streams. The vast majority of


CARTA BLANCA
Cerveza
OXXO
Coca-Cola

Our ability to open new stores effectively and rapidly is a key to our success. Our proprietary system uses location-specific demographic data and our experience with similar locations to customize the store's format, products, and services to the local market. We then dedicate the resources necessary to provide our consumers with the quality and service that they've come to expect from OXXO.

products carried through our OXXO stores are bar-coded, and OXXO stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. With this information, we can continually work to improve our offerings, tailor our promotions, and increase our same-store traffic and average ticket. For example, in response to growing consumer demand, we plan to further develop the fast-food category and roll out credit card payment by the second half of 2008.

To fully utilize our stores' shelf space and keep our stores optimally stocked with the assortment of products our consumers demand, we introduced an electronic ordering system, so we can automatically replenish our stores' inventory. This system will dramatically improve inventory efficiency for our stores, our vendors, and our direct distribution centers, and, ultimately, offer superior service to our consumers. The system will also reinforce our knowledge of distinct consumer needs by getting the right products to the right place at the right time. We plan to integrate the electronic ordering system in the majority of our stores in 2008.

This year we continued to build our increasingly robust national direct-distribution network, from seven to nine direct distribution centers. Coupled with our electronic ordering system, our direct-distribution network will speed inventory replenishment and accelerate inventory turns, thereby improving profitability.


Income from Operations
billions of 2007 pesos
0.8
1.0
1.4
1.7
2.3
'03
'04
'05
'06
% Annual Growth
24 9
33 8
22 5
39 1
% Operating Margin
4 2
4 0
4 4
4 5
5 5


OXXO Stores
units
2,798
3,466
4,141
4,847
5,563
'03
'04
'05
'06
% Annual Growth
23 9
19 5
17 0
14 8

Business Integration

Our integrated beverage model enables us to share the knowledge and best practices of all of FEMSA's business units. This is particularly so with OXXO, where our three main businesses work together at each point of sale. In 2007, beverage sales accounted for close to 40% of OXXO's revenues, making OXXO the largest retailer of beer and *Coca-Cola* products in Mexico. OXXO also plays a key role in our beer growth and market penetration strategy across Mexico; approximately 11% of our company's domestic beer volumes are sold through OXXO.

Opportunity for Expansion

While 2007 was a strong year for OXXO, we will continue to aggressively expand on our leadership position by opening new stores and increasing our market coverage. We will also dedicate the resources necessary to invest in our business and the communities we serve, which in turn will provide our consumers with the consistent quality and service that they've come to expect and deserve from OXXO.



SUSTAINABLE

Development

2007 underscored our commitment to good corporate citizenship. We worked closely with our communities to meet their local needs and foster more responsible lifestyles. We worked to preserve the environment for future generations. And we fostered the health and welfare of our employees, suppliers, customers, and those less fortunate than us.

As we have grown, so has our responsibility to our society. Our long-term strategy is to create sustainable social and economic value through the growth of our employees, the development of our communities, the preservation of our environment, and our contribution to economic development.

Our initiatives have not gone unappreciated. For the third consecutive year, the Mexican Industrial Chamber Confederation *(CONCAMIN)* honored FEMSA with the *Ethics and Values in Industry Award.* This award is given to corporations that undertake their business based on ethical principles and values—centered on human dignity, transparency, and environmental conservation. Moreover, the Mexican Center for Philanthropy *(CEMEFI)* recognized all of FEMSA's businesses for their *Corporate Social Responsibility.*

Community Outreach

As a good corporate citizen, we embark on initiatives that foster positive relationships with our communities. On December 2, 2007, FEMSA Cerveza and Coca-Cola FEMSA in Brazil celebrated "Family Day" with 15,000 people in the city of São Paulo. Begun in 2003 as a corporate program, the local government of São Paulo and other institutions decided to join us in the organization of this annual commemoration of family values. Indeed, the local government of São Paulo named the first Sunday in December officially "Family Day." We also hold this event for our employees and their families in Argentina and Costa Rica.

We also continue to support programs for the development of positive reading habits among children and youths, including "Quench Your Thirst to Read" in Colombia; the "Marvelous Box" in Guatemala; "Reading Is Magic" in Panama; and the "Refresh Yourself Reading" program in Venezuela. From 2006 through 2007, more than 5,100 children benefited from the latter program.

Responsible Lifestyle

At FEMSA, we are especially committed to the promotion of responsible lifestyles. In 2002, along with the University of Monterrey *(Universidad de Monterrey)* and the Foundation for Social Research *(Fundación para la Investigación Social),*



+10,800,000

benefited [illegible] quality of life and community de[illegible]pment programs

FEMSA Cerveza established the "Workshop for the Promotion of Responsible Lifestyles" *(VIRE)*, which is focused on the promotion of responsible decision-making among young adults and a culture of awareness about personal health among youths, across all walks of life. The program trains instructors to take the message to schools and universities, forums, and mass media. From its start, more than 160 workshops have been held, training more than 6,500 instructors. In 2007, the message reached more than 3,900 people.

More than a decade ago, FEMSA Cerveza was the first corporation in Mexico to institute the "Designated Driver Program." The program's objective is to promote the responsible consumption of alcoholic beverages in order to lower the number of car accidents. In 2007, there were 29,500 registered drivers and more than 92,400 people benefited from the program. All of our beer brands contributed part of the funding for the Designated Driver's "Today It's Your Turn" ad campaign.

Additionally, the "Responsible Waiter Program" focuses on creating greater awareness among waiters and bar and restaurant keepers through a workshop on the importance of responsible alcohol consumption. In 2007, FEMSA elicited



the participation of eight institutions, including chambers of commerce and restaurant associations, across Mexico, and 822 waiters participated in the program.

Equal Opportunity

FEMSA is committed to providing equal opportunities, so we established the Labor Integration System. Through this program, at year-end 2007, more than 650 people with different capabilities had joined our labor force in all of the countries in which we operate.




EMPRESA
FAMILIARMENTE
RESPONSABLE




PRO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE



Environmental Stewardship

A healthy, sustainable environment is important to our business. Accordingly, we work to mitigate human impacts on the environment.

In 2007, Coca-Cola FEMSA's Colombian operations supported measures for the protection, cleanup, and recuperation of the Humedal Capellania aquifer, a national treasure and an important source of water that has suffered great damage over the last few years. Additionally, employees of Coca-Cola FEMSA's Colombian, Costa Rican, Mexican, Nicaraguan, Panamanian, and Venezuelan operations participated in the cleanup of beaches, coasts, and riverbanks. In total, more than 1,400 people participated, gathering more than 11 tons of trash.

Given that deforestation is a leading cause of global warming, we have given special support to reforestation programs. In August 2006, Coca-Cola FEMSA, together with the appropriate authorities, a group of businessmen, and the *Probosque* organization, began the Nevado de Toluca Water Factory project. The objective of this project is to recover forest mass in the area that will lead to a rise in the aquifer. The project comprises the reforestation of 500 hectares each year, with more than 600,000 pine trees, and support for maintaining the area, together with its local communities.

In 2007, FEMSA also supported *PRONATURA* Northeast, which involves the reforestation of 100 hectares within the Cumbres de Monterrey National Park *(Parque Nacional Cumbres de Monterrey)*. The reforestation project not only involves tree planting, but also provides work for the communities that participate—from gathering and planting seeds to fencing reforested areas and preventing land erosion.

To save energy, OXXO installed the Intelligent Store System at 1,179 of its stores. Through a central processing unit, this system controls lighting, refrigeration, and air conditioning equipment in real time. In 2008, OXXO will add more stores to this system.

During the year, the company and its core businesses received considerable recognition for its environmental activity. Two of Coca-Cola FEMSA's Brazilian plants, Jundiai and Campo Grande, obtained ISO 9001, ISO 14001, and OHSAS 18001 quality and environmental certifications. Similarly, Coca-Cola FEMSA's Argentine operations have received ISO 14001 certification, which focuses on the quality of a facility's environmental processes and procedures.

For the second consecutive year, the Mexican Center for Philanthropy *(CEMEFI)* recognized the Tecate plant's Environmental Administrative System for its best practices in the Environmental Care and Conservation category. Also, for the second straight year, Coca-Cola FEMSA's Nicaraguan operations obtained the *Cleanest Production Award 2007* due to its efficient use of water

Additionally, all of FEMSA Cerveza's beer plants in Mexico operate below international standards for the use of water in the industry.

Our corporate culture is grounded in a long-term commitment to sustainable development. That means not only providing our customers with the products and services they need, but also using our resources for the greater good. Corporate stewardship is a natural extension of our business model, and in 2007 we continued this tradition.



Health and Welfare

As a leader in the industry, we are dedicated to the health and welfare of our employees, our suppliers, our customers, and those less fortunate than ourselves.

FEMSA's virtual telemedicine system allows it to care for its employees' needs at the workplace. Through this virtual system, healthcare professionals perform consultations in diverse specialty areas, exchanging information for diagnosis, treatment, and illness prevention from potentially different locations. Currently installed in Monterrey, Orizaba, and Tecate, Mexico, we have also used the system for training courses and to manage our Occupational Healthcare Safety System *(SASSO)*.

At FEMSA Comercio, OXXO's Social Responsibility Program *(PRO)* encourages customers to round up their bills to the nearest peso, with the extra proceeds helping those who need it most. Since its beginning in 2002, this initiative has helped more than 533 healthcare, educational, and social welfare institutions with nearly US$19 million.

Through the *IDEARSE* program, an initiative of the Inter-American Development Bank *(Banco Interamericano de Desarrollo)* and the Anahuac University *(Universidad Anáhuac)*, FEMSA invited 10 of its small and medium-sized suppliers in Monterrey, Mexico, to implement more responsible production processes and to share best practices. Supported by several specialized consultants, the companies drew up a work plan in such areas as human rights, workplace conditions, strategic planning, and workplace health and safety, to name a few. Given the importance of ethics and values to FEMSA, the company has also developed and deployed a workshop for participating firms for the design of their code of ethics, values, mission, and vision.

Economic Development

For more than a century, we have generated economic value for our investors, our employees, our communities, and the countries in which we do business. Indeed, our economic impact has reached well beyond the food and beverage industry.

One of our core educational contributions is the creation and ongoing sponsorship of the Instituto Tecnologico y de Estudios Superiores de Monterrey *(Monterrey Tech)*. Founded under the leadership of Don Eugenio Garza Sada, former CEO of Cerveceria Cuathtemoc, Monterrey Tech is now one of the most prestigious private universities in Latin America.

The recently inaugurated *FEMSA Biotechnology Center* at Monterrey Tech, is an area for scientific and technological innovation, focused primarily on the development of biotherapeutics, bioengineering and bioprocesses, agro-biotechnology, genomic nutrition, bioengineering, and the sustainable use of water. It is the only center in Mexico with installations for the development of new drugs under the guidelines of GMP (Good Manufacturing Practices) and the FDA (Food and Drug Administration). It has 100 research and scientific support personnel, as well as international agreements with universities such as Cornell and the University of California, among others; US$43 million was invested in its development.

Beyond these important initiatives, over the past five years, we have invested nearly US$4.1 billion in fixed assets and provided more than 100,000 direct jobs.

Executive Team

We have a deep bench of talented executives who lead our steadfast pursuit of excellence as a premier beverage company. Our team continues to expand our strong track record of profitable growth—delivering value year after year. Together, they build on our company's core competencies and capabilities, and leverage the strengths of FEMSA's integrated beverage model to capture opportunities for growth across our company's diverse markets. In the process, they ensure and instill FEMSA's legacy of integrity well into the future.

José Antonio Fernández Carbajal

Chairman of the Board and Chief Executive Officer of FEMSA

Mr. Fernández Carbajal assumed the position of Chief Executive Officer in January 1995, and he became Chairman of the Board in March 2001. He joined FEMSA in 1987 and held positions in FEMSA's corporate office, as well as in the commercial area of the Cuauhtémoc Moctezuma Brewery. Mr. Fernández Carbajal was also Chief Executive Officer of OXXO. He is Chairman of the Board of Coca-Cola FEMSA and Vice-Chairman of the Board of Monterrey Tech. He is Co-President of the Mexican Chapter of the Woodrow Wilson Center, an institution created to promote the research and promotion of joint projects between Mexico and the United States. Mr. Fernández Carbajal holds a Bachelor's degree in Industrial and Systems Engineering and a Master's degree in Business Administration from Monterrey Tech.

Federico Reyes García

Vice-President of Corporate Development of FEMSA

Mr. Reyes assumed his current position in January 2006, after serving as Vice-President of Finance and Corporate Development of FEMSA since 1999. He joined FEMSA in 1992 as Vice-President of Corporate Development, and in 1993 he collaborated with FEMSA as an external consultant. Between 1993 and 1999, he was Chief Executive Officer of Seguros Monterrey Aetna and Valores Monterrey Aetna and Executive Vice-President of the Insurance and Pension Division at Bancomer Financial Group. He rejoined FEMSA in 1999. Mr. Reyes holds a Bachelor's degree in Accounting from Monterrey Tech.

Javier Astaburuaga Sanjínes

Chief Financial Officer and Vice-President of Strategic Development of FEMSA

Mr. Astaburuaga assumed his current position in January 2006, after serving as Co-Chief Executive Officer of FEMSA Cerveza since 2003. He joined FEMSA in 1982 as a Financial Information Analyst and later acquired experience in corporate development, administration, and finance. He held various senior positions, including Commercial Vice-President of FEMSA Cerveza for the North of Mexico. He holds a Bachelor's degree in Accounting from Monterrey Tech.

Alfonso Garza Garza

Vice-President of Human Resources of FEMSA

Alfonso Garza joined FEMSA in 1985 and assumed his current position in March 2005. Prior to that, he held various positions at FEMSA Cerveza and FEMSA Empaques, including the management of FEMSA Empaques and Grafo Regia. Mr. Garza earned a Bachelor's Degree in Industrial Engineering from Monterrey Tech and completed postgraduate courses at IPADE.

José González Ornelas

Vice-President of Auditing and Operating Control of FEMSA

Mr. González assumed his current position in 2002. He joined FEMSA in 1973 and held various positions, including Chief Financial Officer of FEMSA Cerveza, Vice-President of Planning and Corporate Development of FEMSA, and Chief Executive Officer of FEMSA Logística. He serves as Auditing Committee Secretary of FEMSA's and Coca-Cola FEMSA's boards and sits on the controller board at Monterrey Tech. He is also part of the Directive Committee of the Nuevo León Institute of Public Accountants. He holds a Bachelor's degree in Accounting from Universidad Autónoma de Nuevo León and undertook postgraduate studies in business administration from different universities in Mexico and abroad.

Genaro Borrego Estrada

Vice-President of Corporate Affairs of FEMSA

Mr. Borrego assumed his current position in September 2007 when he joined FEMSA. Prior to joining FEMSA, Mr. Borrego served as Governor of the State of Zacatecas, from 1986 to 1992. From 1993 to 2000, he worked as CEO of the Mexican Social Security Institute (IMSS). He was congressman of the LVII Legislature, and he was President of the Conferencia Interamericana de Instituciones de Seguridad Social. He also served as senator for the State of Zacatecas to the LVII and LIX Legislatures. He holds a Bachelor's degree in International Relations from the Universidad Iberoamericana.

Carlos Salazar Lomelín

Chief Executive Officer of Coca-Cola FEMSA

Mr. Salazar joined FEMSA in 1973 and assumed his current position in 2000. Prior to that, he held senior management positions in several subsidiaries, including Chief Executive Officer of FEMSA Cerveza, Commercial Planning Officer of FEMSA, and General Manager of Grafo Regia. Mr. Salazar was President of the Century XXI Commission for the city of Monterrey, México and President of the International Business Center of Monterrey (CINTERMEX). He holds a Bachelor's degree in Economics from Monterrey Tech and undertook postgraduate studies in Business Administration and Economic Development in Italy.

Jorge Luis Ramos Santos

Chief Executive Officer of FEMSA Cerveza

Mr. Ramos assumed his current position in January 2006 after serving as Co-Chief Executive Officer of FEMSA Cerveza since 2003. He joined FEMSA in 1996 as FEMSA Cerveza's Human Resources Vice-President, a position he held until 1999, when he became FEMSA Cerveza Commercial Vice-President for Southern Mexico. Between 1978 and 1996, he held executive positions in different corporations and financial institutions, including ALFA and Grupo Financiero Serfín. He holds a Bachelor's Degree in Accounting and Business Administration from Monterrey Tech and a Master's degree in Business Administration from the University of Pennsylvania Wharton School of Business.

Eduardo Padilla Silva

Chief Executive Officer of FEMSA Comercio

Eduardo Padilla joined FEMSA in 1997, and in 2000 he was named Chief Executive Officer of FEMSA Strategic Businesses—which includes Packaging, Logistics and OXXO. Since 2004 he has focused as CEO of FEMSA Comercio. Prior to that, Mr. Padilla served as FEMSA's Director of Strategic Procurement and Director of Strategic Planning. Before joining FEMSA, Mr. Padilla served as Chief Executive Officer of Terza, S.A. de C.V., a subsidiary of Grupo ALFA, from 1987 to 1996. Mr. Padilla earned a bachelor's degree in mechanical and industrial engineering from Monterrey Tech and an MBA from Cornell University. He also has completed graduate studies at IPADE.

HIGH

Governance Standards

For over a century, the FEMSA Board of Directors has guided our company's dynamic growth in accordance with the highest standards of corporate governance. We take seriously the quality and transparency of our disclosures, and adhere to best corporate-governance practices. We were among the leaders in compliance with the Best Corporate Practices Code, established by the Mexican Entrepreneurial Council, and are in compliance with all of the applicable requirements of the United States Sarbanes-Oxley Act.

Our Board of Directors works to ensure that the decisions made by FEMSA promote financial transparency, accountability, and high ethical standards. Only on a foundation of sound corporate governance can we consistently build our business and deliver the results our shareholders, consumers, employees, and other stakeholders have come to expect of our company.

Audit Committee

The Audit Committee is responsible for reviewing the accuracy and integrity of FEMSA's quarterly and annual financial statements in accordance with accounting, internal control, and auditing requirements; the appointment, compensation, retention, and oversight of the independent auditor, who reports directly to the Audit Committee; reviewing related party transactions other than in the ordinary course of FEMSA's business; and identifying and following up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining, and addressing complaints regarding accounting, internal control, and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the Chairman of the Audit Committee. Members include a financial expert, José Manuel Canal Hernando, Francisco Zambrano Rodriguez, and Alfonso González Migoya—all of them independent directors. The Technical Secretary of the Audit Committee is José González Ornelas, Vice President of Auditing and Operating Control at FEMSA.

Corporate Practices Committee

The Corporate Practices Committee is comprised of independent directors who are responsible for preventing or reducing the risk of performing operations that could damage the value of FEMSA or that benefit a particular group of shareholders. The Committee may call a shareholders meeting and include matters on the agenda for that meeting that it may deem appropriate; approve policies on the use of the company's assets or related party transactions; approve the compensation of the Chief Executive Officer and relevant officers; and support the Board of Directors in the elaboration of reports on accounting practices. Lorenzo H. Zambrano is the Chairman of this Committee. Members include Carlos Salguero and Helmut Paul. The Technical Secretary of the Corporate Practices Committee is Alfonso Garza Garza, FEMSA's Vice President of Human Resources.

Finance Committee

The Finance Committee's responsibilities include evaluating the investment and financing policies proposed by the Chief Executive Officer; furnishing an opinion on the soundness of the annual budget and ensuring the implementation of the budget and any proposed strategic plan; and identifying risk factors to which the corporation is exposed, as well as evaluating its management policies. Ricardo Guajardo Touché is Chairman of the Finance Committee. Members include Robert E. Denham, Francisco Javier Fernández Carbajal, Alfredo Livas Cantú, and Federico Reyes García. The Technical Secretary of the Committee is Javier Astaburuaga Sanjines, FEMSA's Chief Financial Officer.

For more information on how our corporate governance practices differ from those followed by United States companies under NYSE listing standards, please refer to the Corporate Governance section of our website: www.femsa.com/investor.

Board of Directors



1 2 3 4 5



6 7 8 9 10

For over a century, the FEMSA Board of Directors has guided our company's dynamic growth in accordance with the highest standards of corporate governance.


11


12


13


14


15


16


17


18


19


A

1 **Eugenio Garza Lagüera**
Honorary Life Chairman of the Board
FEMSA
Elected 1960
Alternate: Mariana Garza de Treviño

2 **José Antonio Fernández Carbajal**
Chairman of the Board and
Chief Executive Officer
FEMSA
Elected 1984
Alternate: Federico Reyes[c]

3 **Bárbara Garza de Braniff**
Private Investor
Elected 2007
Alternate: Eva Garza de Fernández

4 **José Calderón Rojas**
Chairman and Executive Vice-President
Servicios Administrativos
de Monterrey, S.A. de C.V.
and Franca Industrias, S.A. de C.V.
Real Estate Company
Elected 2005
Alternate: Francisco José Calderon Rojas

5 **Consuelo Garza de Garza**
Founder and Former President
ANSPAC
Not-for-Profit Organization
Elected 1995
Alternate: Alfonso Garza Garza

6 **Max Michel Suberville**
Honorary Chairman of the Board
El Puerto de Liverpool, S.A.B. de C.V.
Department Store Chain
Elected 1985
Alternate: Max Michel González

7 **Alberto Bailleres**
Chairman of the Board and
Executive President
Grupo Bal S.A. de C.V.
Mining and Metallurgic Industry,
Insurance Company,
Department Store Chain
Elected 1995
Alternate: Arturo Fernández Pérez

8 **Francisco Javier Fernández**[c]
Private Business Consultant
Elected 2005
Alternate: Javier Astaburuaga Sanjines

9 **Ricardo Guajardo Touché**[c]
Former Chairman of the Board of
BBVA Bancomer
Financial Institution
Elected 1988
Alternate: Othón Páez Garza

10 **Alfredo Livas Cantú**[c1]
President
Praxis Financiera, S.C.
Financial Consulting Firm
Elected 1995
Alternate. Sergio Deschamps Ebergenyi[1]

11 **Roberto Servitje Sendra**
Chairman of the Board
Grupo Bimbo, S.A.B. de C.V.
Food
Elected 1995
Alternate: Juan Guichard Michel

12 **Carlos Salguero**[b1]
Former Executive Vice President
Philip Morris International
Tobacco & Beverages
Elected 1995
Alternate: Alfonso González Migoya[a1]

13 **Paulina Garza de Marroquín**
Private Investor
Elected 2007
Alternate: Carlos Salazar Lomelín

14 **José Manuel Canal Hernando**[a1]
Independent Consultant
Accounting Firm
Elected 2003
Alternate: Ricardo Saldívar Escajadillo[1]

15 **Armando Garza Sada**
Executive Vice-President of
Corporate Development
ALFA S.A.B. de C.V.
Elected 2006
Alternate: Eduardo Padilla Silva

16 **Alexis E. Rovzar**[a1]
Executive Partner
White & Case S.C.
Legal Firm
Elected 1989
Alternate: Francisco Zambrano
Rodriguez[a1]

17 **Helmut Paul**[b1]
Owner of H. Paul & Company LLC
A corporate Finance Advisory Firm
Financial Institution
Elected 1988
Alternate. Antonio Elosúa Muguerza[1]

18 **Lorenzo H. Zambrano**[b1]
Chairman of the Board and
Chief Executive Officer
CEMEX, S.A.B. de C.V.
Elected 1995
Alternate: Francisco Garza Zambrano[1]

19 **Robert E. Denham**[c]
Partner
Munger, Tolles & Olson LLP
Legal Firm
Elected 2001
Alternate José González Ornelas

Secretary A
Carlos Eduardo Aldrete Ancira

Alternate Secretary
Arnulfo Treviño Garza

Committees:
a) Audit
b) Corporate Practices
c) Finance and Planning

Relation:
1) Independent

Product Distribution

COMPANY	MEXICO			COLOMBIA	VENEZUELA
	FEMSA CERVEZA	FEMSA COMERCIO	COCA-COLA FEMSA		
FEMSA Ownership (%)	100	100	53.7[1]		
Sales Volume	30,145[2][11]	—	1,110[3]	198[3]	209[3]
Revenues[4]	39,566[9]	42,103	32,550	6,933	9,785
Income from Operations[4]	5,404[5][9]	2,315[5]	6,569	1,242	572
Plants/Stores	6	5,563	13	6	4
Distribution Facilities	347	9	84	37	32
Distribution Routes	2,795	—	3,635	598	429
Brands	21	1	46	13	10
Clients[6]	320	3.7[7]	600	346	234
Head Count	22,194	15,824	58,122		

Coca-Cola FEMSA is the largest Coca-Cola bottler in Latin America and the second largest in the world as measured by sales volumes. It offers its customers and consumers almost 90 brands, including *Coca-Cola, Fanta, Sprite,* and *Ciel.*



SOFT DRINK BRANDS

Alpina
Aquarius
Black Fire
Burn
Carioca
Cepita
Cepita Aguas
Chinotto
Ciel
Ciel Aquarius
Coca-Cola
Coca-Cola Light
Coca-Cola Zero
Crush
Crystal
Dasani
Dasani Sabores
Delaware Punch
Fanta
Fanta Light
Fresca
Fresca Uno
Freskolita
Hi-C
Ju-C
Hit
Kapo
Keloco
Kist
Kola Roman
Kuat
Kuat Light
Lift
Lift Zero
Manantial
Minute Maid
Montefiore
Mundet
Nestea
Nestea Light
Nevada
Polar
Polar Quinada
Powerade
Premio
Prisco
Quatro
Quatro Light
Santa Clara
Schweppes
Schweppes Aguas
Shangri-La
Sidral Mundet
Sidral Mundet Light
Simba
Soda Clausen
Sprite
Sprite Zero
Sonfill
Sunfrut
Tai

OXXO BRANDS

andatti

COMPANY	GUATEMALA / NICARAGUA / COSTA RICA / PANAMA	ARGENTINA	BRAZIL	
	COCA-COLA FEMSA			FEMSA CERVEZA
FEMSA Ownership (%)	53.7[1]			83.0[10]
Sales Volume	128[3]	179[3]	296[3]	9,794.8[2]
Revenues[4]	4,808	4,034	11,141	39,566[9]
Income from Operations[4]	715	492	1,857	5,404[5][9]
Plants/Stores	5	1	3	8
Distribution Facilities	29	5	12	413
Distribution Routes	296	283	954	7,150
Brands	28	24	16	14
Clients	111	81	127	400
Head Count	58,122			2,265[8]

Note: Includes just information of core businesses

(1) The remaining 31.6% and 14.7% are owned by The Coca-Cola Company and by the public, respectively.
(2) Thousands of hectoliters.
(3) Millions of unit cases (one unit case equals 24 8-ounce bottles).
(4) Expressed in millions of Mexican pesos as of December 31, 2007.
(5) After management fee.
(6) Expressed in thousands.
(7) Millions of clients per day.
(8) Includes third-party head count.
(9) FEMSA Cerveza results, includes Mexico and Brazil.
(10) The remaining 17% is owned by Heineken.
(11) Includes exports.



BEER BRANDS

Bavaria sem álcool
Bavaria Pilsen
Bavaria Premium
Bohemia
Bohemia Obscura
Carta Blanca
Carta Blanca Edición Especial
Carta Blanca Light
Casta
Coors Light
Heineken
Indio
Kaiser
Kaiser Bock
Kaiser Gold
Kaiser Pilsen
Kloster
Kloster Light
Noche Buena
Santa Cerva
Sol
Sol 2
Sol Brava
Sol Cero
Sol Light
Sol Pilsen
Sol Premium
Sol Shot
Soul Citric
Summer
Superior
Tecate
Tecate Light
Xingu
XX Ambar
XX Lager



FEMSA Cerveza is one of Mexico's leading brewers and a major exporter to the United States its flagship brands include *Sol, Dos Equis, Tecate,* and *Bohemia.* In 2006 FEMSA acquired *Kaiser,* the third largest brewer in Brazil—Latin America's largest beer market.

Coca-Cola FEMSA

Diversified Growth

Coca-Cola FEMSA's strong top- and bottom-line results reinforced the advantages of its balanced, diversified portfolio of markets, products, and presentations. All of its operations produced top-line growth for the year. In 2007 the business produced consolidated revenues of Ps. 69.25 billion, consolidated income from operations of Ps. 11.45 billion, and majority net income of Ps. 6.91 billion, resulting in earnings per share of Ps. 3.74. Looking forward, Coca-Cola FEMSA will continue to perfect its winning marketplace execution to create a perfect experience for each consumer on every occasion.

Total Revenues
billions of 2007 pesos



45.2
56.5
59.6
64.0
69.3
'03
'04
'05
'06
'07
% Annual Growth
24.9
5.5
7.4
8.1

Total Assets
billions of 2007 pesos



75.9
77.2
76.2
80.4
87.2
'03
'04
'05
'06
'07
% Annual Growth
1.7
(1.3)
5.5
8.4

EBITDA*
billions of 2007 pesos



10.3
11.9
12.9
13.3
14.4
'03
'04
'05
'06
'07
% Annual Growth
15.6
8.4
2.7
8.7

*EBITDA equals Operating Income plus Depreciation, Amortization and other non-cash items

Income from Operations
billions of 2007 pesos



8.2
9.1
10.0
10.3
11.5
'03
'04
'05
'06
'07
% Annual Growth
11.2
9.5
2.8
11.7
% Operating Margin
18.1
16.1
16.7
16.0
16.5

Personnel
thousands



56.8
56.2
55.6
56.7
58.1
'03
'04
'05
'06
'07
% Annual Growth
(1.1)
(1.1)
1.9
2.5

FEMSA Cerveza

Market-Leading Innovation

At FEMSA Cerveza, we continued to experience a tough raw-materials environment that, along with our brand-building investments in our three markets, put pressure on our profits in the short term, even as we continued to improve our brand-health indicators in Mexico while making significant progress in the United States and Brazil. In 2007 the business grew its total beer sales volume to 39,940 thousand hectoliters and improved its consolidated revenues to Ps. 39.57 billion, while its income from operations declined to Ps. 5.40 billion. Looking ahead, we are confident in the course we have set. The health of our flagship *Tecate* and *Sol* brands is very strong, particularly among younger consumers, and thanks to our innovation, per capita consumption is growing.

Total Revenues
billions of 2007 pesos


26.9
27.9
29.8
37.9
39.6
'03
'04
'05
'06
'07

	'03	'04	'05	'06	'07
% Annual Growth		3.4	6.9	27.4	4.3

Total Assets
billions of 2007 pesos


39.9
47.9
48.2
62.2
65.5
'03
'04
'05
'06
'07

	'03	'04	'05	'06	'07
% Annual Growth		20.4	0.7	29.0	5.3

EBITDA*
billions of 2007 pesos


8.8
9.2
9.7
10.3
9.4
'03
'04
'05
'06
'07

	'03	'04	'05	'06	'07
% Annual Growth		3.9	5.3	6.7	(8.7)

*EBITDA equals Operating Income plus Depreciation, Amortization and other non-cash items

Personnel
thousands


19.3
19.7
20.7
24.0
24.5
'03
'04
'05
'06
'07

	'03	'04	'05	'06	'07
% Annual Growth		2.2	5.0	15.9	1.9

Income from Operations
billions of 2007 pesos


5.0
5.3
5.8
6.1
5.4
'03
'04
'05
'06
'07

	'03	'04	'05	'06	'07
% Annual Growth		5.8	9.8	5.5	(11.7)
% Operating Margin	18.6	19.0	19.5	16.1	13.7

FEMSA Comercio

Profitable Expansion

FEMSA Comercio had an outstanding year in 2007. Total revenues increased 14.3% to Ps 42.10 billion, and income from operations grew 39.1% to Ps. 2.32 billion. Building on its leadership position as Mexico's largest and fastest growing modern convenience store chain, OXXO opened 716 new stores in 2007 for a total of 5,563 stores countrywide. As one of the largest vendors of beer, bread, snacks, and soft drinks in all of Mexico, OXXO remains on track to further expand its market penetration and deepen FEMSA's integrated beverage coverage.

Total Revenues
billions of 2007 pesos


19.5
25.5
31.0
36.8
42.1
'03
'04
'05
'06
'07
% Annual Growth
30.8
21.8
18.7
14.3

Total Assets
billions of 2007 pesos


7.2
9.2
10.5
12.3
14.3
'03
'04
'05
'06
'07
% Annual Growth
28.3
13.3
17.7
16.0

EBITDA*
billions of 2007 pesos


1.1
1.5
2.0
2.5
3.3
'03
'04
'05
'06
'07
% Annual Growth
34.1
32.5
23.0
32.8

*EBITDA equals Operating Income plus Depreciation, Amortization and other non-cash items.

Income from Operations
billions of 2007 pesos


0.8
1.0
1.4
1.7
2.3
'03
'04
'05
'06
'07
% Annual Growth
24.9
33.8
22.5
39.1
% Operating Margin
4.2
4.0
4.4
4.5
5.5

Personnel
thousands


5.9
7.8
9.2
11.5
15.8
'03
'04
'05
'06
'07
% Annual Growth
33.2
18.3
24.0
38.2

Table of Contents

Financial Summary

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2007.	**2007**	2006	2005	2004	2003
Income Statements					
Net sales	**Ps. 147,069**	Ps. 135,647	Ps. 118,799	Ps. 108,752	Ps. 91,581
Total revenues	**147,556**	136,120	119,462	109,500	92,132
Cost of sales	**79,801**	73,366	63,721	58,096	47,834
Gross profit	**67,755**	62,754	55,741	51,404	44,298
Operating expenses	**48,186**	44,287	38,302	35,546	29,918
Income from operations	**19,569**	18,467	17,439	15,858	14,380
Other expenses, net	**1,297**	1,650	1,108	915	694
Integral result of financing	**1,386**	2,349	2,638	1,413	3,851
Income taxes	**4,950**	4,608	4,620	2,801	4,173
Consolidated net income for the year	**11,936**	9,860	9,073	10,729	5,662
Net majority income	**8,511**	7,127	5,951	6,917	3,905
Net minority income	**3,425**	2,733	3,122	3,812	1,757
Ratios to total revenues (%)					
Gross margin	**45.9%**	46.1%	46.7%	46.9%	48.1%
Operating margin	**13.3%**	13.6%	14.6%	14.5%	15.6%
Net income	**8.1%**	7.2%	7.6%	9.8%	6.1%
Other information					
Depreciation	**4,359**	4,333	3,990	3,870	3,472
Other non-cash charges to income from operations	**3,876**	3,957	3,705	3,561	3,017
EBITDA	**27,804**	26,757	25,134	23,289	20,869
Capital expenditures [1]	**11,257**	9,422	7,508	7,948	8,085
Balance Sheets					
Assets					
Current assets	**33,485**	27,829	24,900	22,614	24,729
Property, plant and equipment, net [2]	**57,832**	56,027	51,175	52,352	51,909
Investment in shares	**1,863**	824	852	930	1,588
Intangible assets	**60,234**	57,906	52,837	52,260	38,917
Other assets	**12,381**	11,930	10,059	10,377	11,455
Total assets	**165,795**	154,516	139,823	138,533	128,598

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2007.	**2007**	2006	2005	2004	2003
Liabilities					
Short-term debt	Ps. **3,447**	Ps. 4,183	Ps. 881	Ps. 6,718	Ps. 3,257
Current liabilities	**24,040**	21,314	17,031	16,514	14,942
Long-term debt	**36,582**	38,236	36,727	44,581	42,464
Labor liabilities	**3,718**	3,269	2,676	2,207	2,202
Deferred income tax	**3,584**	3,995	3,703	4,673	5,859
Other	**4,771**	5,311	4,407	3,813	3,779
Total liabilities	**76,142**	76,308	65,425	78,506	72,503
Stockholders' equity	**89,653**	78,208	74,398	60,027	56,095
Majority interest	**64,578**	56,654	52,400	40,314	35,097
Minority interest in consolidated subsidiaries	**25,075**	21,554	21,998	19,713	20,998
Financial ratios (%)					
Liquidity	**1.22**	1.09	1.39	0.97	1.36
Leverage	**0.85**	0.98	0.88	1.31	1.29
Capitalization	**0.31**	0.35	0.34	0.46	0.45
Data per share					
Book value (3)	**3.609**	3.167	2.929	2.537	2.208
Net income (4)	**0.476**	0.398	0.333	0.435	0.246
Dividends paid (5)					
Series "B" shares	**0.074**	0.049	0.037	0.030	0.022
Series "D" shares	**0.093**	0.061	0.046	0.037	0.028
Number of employees	**105,020**	97,770	90,731	88,214	86,136
Number of outstanding shares (6)	**17,891.13**	17,891.13	17,891.13	15,891.93	15,891.93

(1) Includes investments in property, plant and equipment, as well as deferred charges and intangible assets.

(2) Includes bottles and cases.

(3) Majority stockholders' equity divided by the total number of shares outstanding at the end of each year.

(4) Majority net income divided by the total number of shares outstanding at the end of each year.

(5) Expressed in nominal pesos of each year.

(6) Total number of shares outstanding at the end of each year expressed in millions.

AUDITED FINANCIAL RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007 COMPARED TO THE TWELVE MONTHS ENDED DECEMBER 31, 2006.

Set forth below is certain audited financial information for Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries ("FEMSA" or the "Company") (NYSE: FMX; BMV: FEMSA UBD). FEMSA is a holding company whose principal activities are grouped mainly under the following subholding companies (the "Subholding Companies"): Coca-Cola FEMSA, S.A.B de C.V. ("Coca-Cola FEMSA" or "KOF"), which engages in the production, distribution and marketing of soft drinks; FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio" or "OXXO"), which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican Financial Reporting Standards ("Mexican FRS" or "Normas de Información Financiera) and have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2007. As a result, all percentage changes are expressed in real terms. The translation of Mexican pesos into US dollars ("$") are included solely for the convenience of the reader, using the noon buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2007, which was 10.9169 Mexican pesos per US dollar.

This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.

FEMSA CONSOLIDATED

Amounts in millions of pesos as of December 31, 2007

FEMSA and Its Subsidiaries

	Total Revenues	% Growth Versus '06	Income from Operations	% Growth Versus '06
FEMSA Consolidated	Ps. 147,556	8.4%	Ps. 19,569	6.0%
Coca-Cola FEMSA	69,251	8.1%	11,447	11.7%
FEMSA Cerveza	39,566	4.3%	5,404	(11.7)%
FEMSA Comercio	42,103	14.3%	2,315	39.1%

Total Revenues

FEMSA's consolidated total revenues increased 8.4% to Ps. 147,556 million in 2007 compared to Ps. 136,120 million in 2006. All of FEMSA's operations—soft drinks, beer and retail—contributed positively to this revenue growth. FEMSA Comercio's revenues increased 14.3% to Ps. 42,103 million, due to the 716 net new stores opened during the year and the 3.3% growth in same stores sales. Coca-Cola FEMSA's total revenues increased 8.1% to Ps. 69,251 million, mainly due to strong volume growth of 6.1% as compared to 2006 and an average price per unit case increase. Total revenues at FEMSA Cerveza increased 4.3% over 2006 to Ps. 39,566 million, driven by higher volumes that more than offset the decline in lower third-party packaging revenues as our internal demand for packaging increased as opposed to third-party sales and the slight decline in average price per hectoliter in real terms.

Gross Profit

Consolidated cost of sales increased 8.8% to Ps. 79,801 million in 2007 compared to Ps. 73,366 million in 2006. Approximately 53.8% of this increase resulted from FEMSA Comercio and its rapid pace of store expansion.

Consolidated gross profit increased 8.0% to Ps. 67,755 million in 2007 compared to Ps. 62,754 million in 2006 due to increases in all of the operations. Gross margin decreased 0.2 percentage points as compared to 2006, from 46.1% of consolidated total revenues in 2006 to 45.9% in 2007. Gross margin improvements at Coca-Cola FEMSA and FEMSA Comercio partially offset raw material pressure at FEMSA Cerveza, resulting in a slight gross margin decrease.

Income from Operations

Consolidated operating expenses increased 8.8% to Ps. 48,186 million in 2007 compared to Ps. 44,287 million in 2006. Approximately 48% of this increase was driven by additional expenses in all of Coca-Cola FEMSA's operations, especially in Venezuela, Brazil and Mexico which accounted for 75.6% of the incremental expense. As a percentage of total revenues, consolidated operating expenses remained stable at 32.6% in 2007 compared with 32.5% in 2006.

Consolidated administrative expenses increased 2.4% to Ps. 9,191 million in 2007 versus Ps. 8,973 million in 2006. However, as a percentage of total revenues, consolidated administrative expenses decreased 0.4 percentage points to 6.2% in 2007 compared with 6.6% in 2006 due to operating leverage achieved in all of FEMSA's operations driven by higher revenues.

Consolidated selling expenses increased 10.4% to Ps. 38,995 million in 2007 as compared to Ps. 35,314 million in 2006. Approximately 45.2% of this increase was due to Coca-Cola FEMSA and 31.5% to FEMSA Comercio's rapid rate of growth. As a percentage of total revenues, selling expenses increased 0.5 percentage points to 26.4% in 2007 compared to 25.9% in 2006.

Consolidated income from operations increased 6.0% to Ps. 19,569 million in 2007 as compared to Ps. 18,467 million in 2006, driven by Coca-Cola FEMSA and FEMSA Comercio which more than offset the decrease at FEMSA Cerveza. Consolidated operating margin decreased 0.3 percentage points from 2006 levels to 13.3% of consolidated total revenues in 2007. The decrease in operating margin was primarily attributable to a margin contraction at FEMSA Cerveza driven by higher raw materials prices and operating expenses and the increased contribution of FEMSA Comercio, which has a lower margin than our other core operations.

Integral Result of Financing

Integral result of financing increased 41.0% to Ps. 1,386 million, mainly due to a shift in foreign exchange from a loss of Ps. 217 million in 2006 to a gain of Ps. 691 million in 2007 due to appreciation of the Mexican Peso and Brazilian reais as applied to our US dollar-denominated liability position in 2007.

Income Taxes

The provision for income taxes in 2007 was Ps. 4,950 million compared to Ps. 4,608 million in 2006, resulting in an effective tax rate of 29.3% compared to 31.8% in 2006, mainly driven by a reduction in the statutory income tax rate in Mexico from 29% in 2006 to 28% in 2007.

Net Income

Net income increased 21.1% to Ps. 11,936 million in 2007 compared to Ps. 9,860 million in 2006, driven by income from operations growth and a shift from a loss in foreign exchange in 2006 to a gain in 2007.

Net majority income amounted to Ps. 8,511 million in 2007 compared to Ps. 7,127 million in 2006, an increase of 19.4%. Net majority income in 2007 per FEMSA Unit[1] was Ps. 2.38 ($2.18 per American Depositary Shares ("ADR")).

Capital Expenditures

Capital expenditures reached Ps. 11,257 million in 2007, which represented an increase of 19.5% from 2006 levels, mainly reflecting increased investment in the beverage business units related to incremental capacity and distribution, as well as market-related investments.

Consolidated Net Debt

As of December 31, 2007, FEMSA recorded a cash balance of Ps. 10,456 million ($958 million), an increase of Ps. 1,690 million ($155 million) as compared to December 31, 2006. Short-term debt was Ps. 9,364 million ($858 million) and long-term debt was Ps. 30,665 million ($2,809 million). Our net debt declined Ps. 4,079 million ($374 million) to Ps. 29,574 million ($2,709 million) as compared to December 31, 2006, mainly driven by our strong internal cash generation and, to a lesser extent, by the amortization of bank debt, which more than offset the investment in Jugos del Valle.

FINANCIAL RESULTS BY BUSINESS SEGMENT

COCA-COLA FEMSA

Total Revenues

Coca-Cola FEMSA total revenues increased 8.1% to Ps. 69,251 million in 2007, compared to Ps. 64,046 million in 2006 with Mexico, Brazil and Venezuela accounting for more than 75% of this growth.

Consolidated sales volume reached 2,120.8 million unit cases in 2007, compared to 1,998.1 million unit cases in 2006, an increase of 6.1%. Sparkling beverage[2] volume increased 5.7% as a result of sales volume increases in all of our territories. Sparkling beverage volume growth was mainly driven by the *Coca-Cola* brand, which accounted for close to 65% of incremental total volume. A strong marketing campaign associated with the launching of *Coca-Cola Zero* in Mexico, Brazil and Argentina contributed to this growth.

Consolidated average price per unit case increased 1.9% in real terms, reaching Ps. 32.15 in 2007 as compared to Ps. 31.56 in 2006. Average price increases in most of our territories, partially offset lower average prices in Mexico.

(1) FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2007 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

(2) Sparkling Beverages—Beverages previously referred to as carbonated soft drinks.

Gross Profit

Cost of sales increased 6.3% to Ps. 35,881 million in 2007 compared to Ps. 33,745 million in 2006. Gross profit increased 10.1% to Ps. 33,370 million in 2007, as compared to the previous year, mainly driven by incremental revenues across all of our territories and higher fixed-cost absorption. Gross margin increased to 48.2% in 2007 from 47.3% in 2006, driven by revenue growth, which more than compensated for higher sweetener costs in Mexico.

Income from Operations

Operating expenses in absolute terms increased 9.3% year over year to Ps. 21,923 million, mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories and (3) higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market and build brand equity. As a percentage of total revenues, operating expenses increased from 31.3% in 2006 to 31.7% in 2007.

Our income from operations increased 11.7% to Ps. 11,447 million in 2007, as compared to Ps. 10,251 million in 2006. Brazil, Colombia and Venezuela accounted for the majority of the incremental growth and more than offset a slight operating income decline in Mexico. Our operating margin increased 0.5 percentage points to reach 16.5% of total revenues in 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

FEMSA CERVEZA

Total Revenues

FEMSA Cerveza total revenues increased 4.3% to Ps. 39,566 million in 2007 as compared to Ps. 37,919 million in 2006. Beer sales increased 5.4% to Ps. 36,457 million in 2007 compared to Ps. 34,602 million in 2006 and represent 92.1% of total revenues in 2007. Total revenues growth was primarily driven by higher volumes which more than offset the decline in lower third-party packaging revenues driven by a higher percentage of our packaging production going to internal demand as opposed to third-party sales; and the 0.6% decline in average price per hectoliter in real terms, resulting from lower average price per hectoliter in all our operations. Mexico beer revenues represented 68.8% of total revenues in 2007 compared to 69.2% in 2006. Brazil beer revenues represented 14.9% of total revenues in 2007, up from 14.2% in 2006. Export beer revenues reached 8.4% of total revenues in 2007, up from 7.9% in 2006.

Mexico sales volume increased 3.9% to 26.962 million hectoliters in 2007, despite strong comparable growth figures in 2006 and adverse weather conditions mainly in the first and third quarters of 2007. Growth was driven by our *Tecate*, *Sol* and *Indio* brand families throughout the country. Mexico price per hectoliter remained almost flat in real terms at Ps. 1,009.4 in 2007.

Brazil sales volume increased 9.6% to 9.795 million hectoliters in 2007 compared to 8.935 million hectoliters in 2006, outpacing the growth of the Brazilian beer industry. This growth reflects positive trends for our brand portfolio that continues to develop according to our plan for this operation. Brazil price per hectoliter decreased 0.2% over 2006 in real terms to Ps. 602.7 in 2007.

Export sales volumes achieved robust double-digit growth of 13.2% over 2006 reaching 3.183 million hectoliters compared to 2.811 million hectoliters in 2006, primarily driven by increased demand for our *Dos Equis* and *Tecate* brands in the U.S. and for our *Sol* brand in other key markets. Export price per hectoliter decreased 1.0% over 2006 to Ps. 1,048.9 in 2007.

Gross Profit

Cost of sales increased 8.5% to Ps. 17,889 million in 2007 compared to Ps. 16,487 million in 2006, mainly driven by 5.9% total volume growth, higher raw material prices, particularly aluminum and grains, and incremental volumes coming from non-returnable presentations. Gross profit reached Ps. 21,677 million in 2007 an increase of 1.1% as compared to Ps. 21,432 million in 2006. Gross margin decreased 1.7 percentage points from 56.5% in 2006 to 54.8% in 2007.

Income from Operations

Operating expenses increased 6.3% to Ps. 16,273 million in 2007 compared to Ps. 15,312 million in 2006. Administrative expenses slightly increased 0.8% to Ps. 4,316 million in 2007 compared to Ps. 4,283 million in 2006. Selling expenses increased 8.4% to Ps. 11,957 million in 2007 as compared to Ps. 11,029 million in 2006, mainly due to continued investment in channel development and brand-building activities for *Sol* and *Tecate* in Mexico as well as for *Dos Equis* and *Tecate* in the U.S. and stepped-up marketing activities in Brazil in connection with our *Sol* and *Kaiser* brands. Income from operations decreased 11.7% over 2006 to Ps. 5,404 million, 13.7% of consolidated total revenues in 2007.

FEMSA COMERCIO

Total Revenues

FEMSA Comercio total revenues increased 14.3% to Ps. 42,103 million in 2007 compared to Ps. 36,835 million in 2006, primarily as a result of the opening of 716 net new OXXO stores during 2007 and same-store sales growth. As of December 31, 2007, there were a total of 5,563 OXXO stores in Mexico. This is OXXO's 12th consecutive year of increasing the number of new store openings. OXXO same-store sales increased on average of 3.3% over 2006, resulting from a 4.4% increase in store traffic, which was driven by broader mix of products and services that more than offset a decrease of 1.1% in average customer ticket. Traffic and ticket dynamics reflect the introduction of electronic air-time sales for customers of wireless telephone carriers, launched in recent months across the country, which drive incremental traffic to the store and for which only the margin is recorded, not the total revenues coming from the air-time recharge.

Gross Profit

Cost of sales increased 12.9% to Ps. 30,301 million in 2007, below total revenue growth, compared with Ps. 26,839 million in 2006. As a result, gross profit reached Ps. 11,802 million in 2007, which represented an 18.1% increase from 2006. Gross margin expanded 0.9 percentage points to reach 28.0% of total revenues. This improvement was driven by better pricing strategies, improved commercial terms with our supplier partners, as well as by growth coming from higher-margin categories such as fast food, coffee and alternative beverages.

Income from Operations

Operating expenses increased 13.9% to Ps. 9,487 million in 2007 compared with Ps. 8,332 million in 2006. Administrative expenses decreased 0.4% to Ps. 751 million in 2007 compared with Ps. 754 million in 2006 as our initial capitalized investments in the Oracle ERP system have been fully amortized, and broad expense-containment initiatives continue to bear fruit. Selling expenses as a percentage of total revenues remained stable at 20.7% in 2007, an increase of 15.3% in 2007 compared with Ps. 7,578 million in 2006. Income from operations increased 39.1% to Ps. 2,315 million in 2007 compared with Ps. 1,664 million in 2006, resulting in an operating margin expansion of 1.0 percentage point to 5.5% as a percentage of total revenues for the year, compared with 4.5% in 2006. This margin expansion was driven by gross margin expansion and by better fixed-expense absorption resulting from higher revenues.

KEY EVENTS DURING 2007

FEMSA and Heineken signed a ten-year import agreement for U.S.A.

On April 26, 2007, Heineken USA and FEMSA Cerveza signed a new agreement that extended their prior three-year relationship in the United States for a period of ten years. Heineken will continue to be the sole and exclusive importer, marketer and seller of the FEMSA beer brands, *Dos Equis, Tecate, Tecate Light, Sol, Bohemia* and *Carta Blanca*, in the U.S.A. The agreement became effective on January 1, 2008 and will continue until December 31, 2017.

FEMSA successfully completed stock split.

FEMSA shareholders approved a three-for-one stock split of FEMSA's outstanding stock and the ADRs traded on the New York Stock Exchange (NYSE). The pro rata stock split had no effect on the ownership structure of FEMSA. The new units issued in the split were distributed by the Mexican Stock Exchange (Bolsa Mexicana de Valores) on May 28, 2007 to holders of record as of May 25, 2007, and ADRs traded on the NYSE were distributed on May 30, 2007, to holders of record as of May 25, 2007.

Coca-Cola FEMSA reached an understanding with The Coca-Cola Company to acquire REMIL bottler.

Coca-Cola FEMSA reached an understanding with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (Refrigerantes Minas Gerais Ltda., "REMIL") in Brazil. The closing, terms and conditions of the transaction are subject to a confirmatory due-diligence process, negotiation and execution of a definitive agreement and approval by the board of directors of both companies. REMIL covers a population of approximately 15 million inhabitants, including Belo Horizonte, the third largest city in Brazil. The transaction would be expected to close during the first quarter of 2008.

Coca-Cola FEMSA with The Coca-Cola Company completed the acquisition of Jugos del Valle.

On October 10, 2007, a joint venture company owned indirectly in equal proportion by Coca-Cola FEMSA, S.A.B. de C.V. ("Coca-Cola FEMSA") and The Coca-Cola Company (NYSE: KO), launched a Public Tender Offer ("Tender Offer") to buy 100% of the shares representing the capital stock of the company Jugos del Valle, S.A.B. de C.V. ("Jugos del Valle") for approximately $370 million in cash, equivalent to a price of $6.3409 per share, assuming liabilities of approximately $86 million. On November 8, 2007, Coca-Cola FEMSA and The Coca-Cola Company informed the public that the Tender Offer was concluded successfully, and the joint venture company acquired shares representing 100% of Jugos del Valle's outstanding capital stock. This transaction was approved by the Mexican and Brazilian regulatory authorities and carried out in Mexico. The rest of the bottlers of The Coca-Cola Company branded products in Mexico and Brazil, respectively, will be incorporated to the joint venture.

Investment in a new brewing plant and glass bottle facility in Mexico.

In November 2007, FEMSA announced a $392 million investment for the construction of two new plants in Chihuahua, Mexico. The investment comprises $275 million for a brewery and $117 million for a glass bottle facility. In a first stage, the new brewery will create an additional annual production capacity of 5 million hectoliters, a 15% increase over FEMSA Cerveza's current capacity in Mexico. The first stage of the glass bottle plant will have installed capacity of 700 million bottles per year, a 54% increase over current levels. The investment will be made during 2008 and 2009, and both plants are expected to begin operations in 2010.

FEMSA successfully issued Certificados Bursátiles in the Mexican capital markets.

In December 2007, FEMSA issued Ps. 3,500 million in 6-year Certificados Bursátiles at a rate of 28-day TIIE ("Tasa de Interés Interbancaria de Equilibrio—Equilibrium Interbank Interest Rate") minus 0.05%, and Ps. 2,500 million in 10-year UDI bonds at a rate of Udibono plus 0.56%, which was swapped to TIIE. The tranches were 4.5 and 2 times oversubscribed, respectively, in spite of challenging market conditions. The proceeds from this issuance were used entirely to refinance existing loans, reducing FEMSA's cost of debt and significantly extending its maturity profile.

TO THE BOARD OF DIRECTORS OF
FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V.:

In compliance with the provisions of Articles 42 and 43 of the Stock Exchange Market Law (Ley del Mercado de Valores) and the Charter of the Audit Committee, we do hereby inform you about the activities we performed during the year ended on December 31, 2007. In performing our work, we kept in mind the recommendations established in the Code of Corporate Best Practices and the provisions set forth in the Sarbanes-Oxley Law, considering our Company is listed on the U.S. Stock Exchange Market. We met at least quarterly and, based on a work program, we carried out the activities described below:

Internal Control

We made sure that Management, in compliance with its responsibilities regarding internal control, established the general guidelines and the processes necessary for their application and compliance. Additionally, we followed up on the comments and remarks made in this regard by External Auditors as a result of their findings.

We validated the actions taken by the Company in order to comply with section 404 of the Sarbanes-Oxley Law regarding the self-assessment of internal control performed by the Company and to be reported for year 2007. Throughout this process, we followed up on the preventive and corrective measures implemented for any internal control aspects requiring improvement.

External Auditing

We recommended that the Board of Directors hire external auditors for the Company and its subsidiaries for the fiscal year 2007. For this purpose, we verified their independence and their compliance with the requirements of personnel turnover dictated by the applicable Law. Jointly, we analyzed their approach and work program as well as their coordination with the Internal Audit area.

We remained in constant and direct communication in order to keep abreast of their progress and their remarks, and also to note the comments arising from their review of quarterly and annual financial statements. We were timely informed of their conclusions and reports regarding annual financial statements and followed up on the committed actions implemented resulting from the findings and recommendations provided during their work program.

We authorized the fees paid to external auditors for their audit and other allowed services, and made sure such services would not compromise their independence from the Company.

Taking into account Management views, we carried out an assessment of their services for the previous year and initiated the evaluation process corresponding to the fiscal year 2007.

Internal Auditing

In order to maintain independence and objectiveness, the Internal Audit area reports functionally to the Audit Committee. Therefore:

1. We reviewed and approved, in due time, their annual activity program and budget.
2. We received periodic reports regarding the progress of the approved work program, the departures from it they may have had and the causes thereof.
3. We followed up on the remarks and suggestions they issued and their proper implementation.
4. We made sure an annual training plan was implemented.
5. We reviewed the evaluations of the Internal Audit service done by the business units responsible and the Audit Committee.

The Internal Audit area also took part in the process of identifying risks, establishing controls and testing them, so as to comply with the requirements of the Sarbanes-Oxley Law.

Financial Information, Accounting Policies and Reports to Third Parties

We reviewed corporate quarterly and annual financial statements with the individuals responsible for their preparation and recommended the Board of Directors approve them and authorize their publication. As a part of this process, we took into account the opinions and remarks from external auditors and made sure the criteria, accounting policies and information used by Management to prepare financial information were all adequate and sufficient and that they were applied consistently with the previous year. As a consequence, the information submitted by Management does reasonably reflect the Company's financial situation, its operating results and the changes in its financial position for the year ended on December 31, 2007.

Our review also included the quarterly reports prepared by Management to be submitted to shareholders and broad public, as well as any other financial information required by Mexican and United States regulations. We made sure such information was prepared through use of the same accounting criteria used to prepare annual information. As a conclusion, we recommend the Board to authorize the publication thereof.

We approved the inclusion of new accounting procedures issued by the entities in charge of Mexican financial reporting standards that came into force in 2007, into corporate accounting policies.

Compliance with Standards, Legal Issues and Contingencies

We do hereby confirm the existence and reliability of the Company-established controls to ensure compliance with the various legal provisions applicable to the Company. We verified they were properly disclosed in financial information.

We made a periodic review of the various tax, legal and labor contingencies occurring in the Company. We oversaw the efficiency of the procedures established for their identification and follow-up, as well as their adequate disclosure and recording.

Code of Conduct

With the support from Internal Auditing, we verified personnel's compliance with the Business Code of Ethics that is currently in force within the Company, as well as the application of sanctions in those cases where violations were detected.

We went over the complaints recorded in the Company's Whistle-Blowing System and followed up on their correct and timely handling.

Administrative Activities

We held regular Committee meetings with Management to stay informed of the running of the Company and of any relevant or unusual activities and events. We also met with external and internal auditors, without Management members' attendance, to comment on the way they were doing their work, the constraints they might have met and to facilitate any private communication they might wish to have with the Committee.

In those cases we deemed advisable, we requested the support and opinion from independent experts. We did not become aware any significant non-compliance with operating policies, internal control system or accounting recording policies.

We held executive meetings that were attended solely by Committee members. In the course of such meetings, agreements and recommendations for Management were established.

The Audit Committee Chairman submitted quarterly reports to the Board of Directors, on the activities carried out.

The work performed was duly documented in the minutes prepared for each meeting. Such minutes were properly reviewed and approved by Committee members.

We carried out our annual performance self-assessment and submitted the results to the Chairman of the Board of Directors.

Sincerely,



Alexis E. Rovzar
Chairman of the Audit Committee

February 15, 2008

Deloitte.

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A.B. de C.V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2007, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of FEMSA Comercio, S.A. de C.V. and subsidiaries (a consolidated subsidiary), which statements reflect total assets constituting 9% and 8%, respectively, of consolidated total assets at December 31, 2007 and 2006, and total revenues constituting 29%, 27% and 26%, respectively, of consolidated total revenues for each of the three years in the period ended December 31, 2007. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for FEMSA Comercio, S.A. de C.V. and subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007, and the determination of stockholders' equity as of December 31, 2007 and 2006, to the extent summarized in Note 27.

As disclosed in Note 26 K) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statements of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)," effective December 31, 2006.

Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu



C.P.C. Gabriel González Martínez
Monterrey, N.L., Mexico
February 25, 2008

Consolidated Balance Sheets

At December 31, 2007 and 2006. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.	2007		2006
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 958	Ps. 10,456	Ps. 8,766
Accounts receivable	854	9,329	7,747
Inventories	919	10,037	8,704
Recoverable taxes	156	1,699	1,341
Investment in shares available for sale	63	684	—
Other current assets	117	1,280	1,271
Total current assets	3,067	33,485	27,829
Investments in shares	171	1,863	824
Property, plant and equipment	5,011	54,707	52,960
Intangible assets	5,518	60,234	57,906
Other assets	1,018	11,117	9,878
Bottles and cases	286	3,125	3,067
Deferred income taxes asset	116	1,264	2,052
TOTAL ASSETS	$ 15,187	Ps. 165,795	Ps. 154,516

At December 31, 2007 and 2006. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.		2007	2006
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Bank loans	$ 316	Ps. 3,447	Ps. 4,183
Interest payable	44	475	461
Current portion of long-term debt	542	5,917	2,563
Suppliers	1,251	13,657	12,479
Taxes payable	335	3,658	2,845
Accounts payable	427	4,658	3,911
Other current liabilities	145	1,592	1,618
Total current liabilities	3,060	33,404	28,060
Long-Term Liabilities:			
Bank loans and notes payable	2,809	30,665	35,673
Deferred income taxes liability	328	3,584	3,995
Labor liabilities	341	3,718	3,269
Contingencies and other liabilities	437	4,771	5,311
Total long-term liabilities	3,915	42,738	48,248
Total liabilities	6,975	76,142	76,308
Stockholders' Equity:			
Minority interest in consolidated subsidiaries	2,297	25,075	21,554
Majority interest:			
Capital stock	490	5,348	5,348
Additional paid-in capital	1,888	20,612	20,557
Retained earnings from prior years	3,491	38,108	32,529
Net income	780	8,511	7,127
Cumulative other comprehensive income	(734)	(8,001)	(8,907)
Majority interest	5,915	64,578	56,654
Total stockholders' equity	8,212	89,653	78,208
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,187	Ps. 165,795	Ps. 154,516

The accompanying notes are an integral part of these consolidated balance sheets.
Monterrey, N.L., Mexico, February 18, 2008.





José Antonio Fernández Carbajal
Chief Executive Officer

Javier Astaburuaga Sanjínes
Chief Financial Officer

For the years ended December 31, 2007, 2006 and 2005. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007, except per share data.	2007		2006	2005
Net sales	**$ 13,472**	**Ps. 147,069**	Ps. 135,647	Ps. 118,799
Other operating revenues	**44**	**487**	473	663
Total revenues	**13,516**	**147,556**	136,120	119,462
Cost of sales	**7,310**	**79,801**	73,366	63,721
Gross profit	**6,206**	**67,755**	62,754	55,741
Operating expenses:				
Administrative	**842**	**9,191**	8,973	7,957
Selling	**3,571**	**38,995**	35,314	30,345
	4,413	**48,186**	44,287	38,302
Income from operations	**1,793**	**19,569**	18,467	17,439
Other expenses, net	**(119)**	**(1,297)**	(1,650)	(1,108)
Integral result of financing:				
Interest expense	**(417)**	**(4,554)**	(4,299)	(4,759)
Interest income	**70**	**769**	792	765
Foreign exchange gain (loss), net	**63**	**691**	(217)	318
Gain on monetary position, net	**151**	**1,639**	1,488	1,204
Market value gain (loss) on ineffective portion of derivative financial instruments	**6**	**69**	(113)	(166)
	(127)	**(1,386)**	(2,349)	(2,638)
Net income before income taxes	**1,547**	**16,886**	14,468	13,693
Income taxes	**454**	**4,950**	4,608	4,620
Consolidated net income	**$ 1,093**	**Ps. 11,936**	Ps. 9,860	Ps. 9,073
Net majority income	**780**	**8,511**	7,127	5,951
Net minority income	**313**	**3,425**	2,733	3,122
Consolidated net income	**$ 1,093**	**Ps. 11,936**	Ps. 9,860	Ps. 9,073
Net majority income (U.S. dollars and constant Mexican pesos):				
Per Series "B" share	**$ 0.04**	**Ps. 0.42**	Ps. 0.36	Ps. 0.31
Per Series "D" share	**$ 0.05**	**Ps. 0.53**	Ps. 0.44	Ps. 0.39

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2007, 2006 and 2005. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.		2007	2006	2005
Resources Generated by (Used in) Operating Activities:				
Consolidated net income	**$ 1,093**	**Ps. 11,936**	Ps. 9,860	Ps. 9,073
Depreciation	**452**	**4,930**	4,954	4,682
Amortization and other non-cash charges	**291**	**3,182**	3,154	2,802
Impairment of long-lived assets	**9**	**93**	208	84
Deferred income taxes	**(22)**	**(239)**	78	(68)
	1,823	**19,902**	18,254	16,573
Working capital:				
Accounts receivable	**(141)**	**(1,536)**	(557)	(532)
Inventories	**(166)**	**(1,812)**	(1,153)	(359)
Recoverable taxes, net	**41**	**453**	(568)	(625)
Other current assets and investment in shares available for sale	**(61)**	**(668)**	(173)	(95)
Suppliers and other current liabilities	**182**	**1,987**	1,403	628
Interest payable	**1**	**14**	25	(6)
Labor liabilities	**(28)**	**(318)**	(297)	(392)
Net resources generated by operating activities	**1,651**	**18,022**	16,934	15,192
Resources Generated by (Used in) Investing Activities:				
Sale of minority interest	**38**	**415**	—	—
Property, plant and equipment	**(551)**	**(6,015)**	(5,281)	(3,640)
Other assets	**(410)**	**(4,472)**	(3,086)	(2,725)
Investment in shares	**(95)**	**(1,040)**	74	10
Bottles and cases	**(79)**	**(861)**	(696)	(548)
Intangible assets	**(31)**	**(336)**	(433)	(422)
Other business acquisitions	**(12)**	**(128)**	(165)	—
Acquisition of Coca-Cola FEMSA minority interest	**—**	**—**	(4,801)	—
Acquisitions by FEMSA Cerveza	**—**	**—**	(1,421)	—
Net resources used in investing activities	**(1,140)**	**(12,437)**	(15,809)	(7,325)
Resources Generated by (Used in) Financing Activities:				
Bank loans obtained	**885**	**9,660**	9,404	2,061
Bank loans paid	**(994)**	**(10,851)**	(4,292)	(14,518)
Amortization in real terms of long-term liabilities	**(110)**	**(1,202)**	(1,213)	(1,382)
Dividends declared and paid	**(175)**	**(1,909)**	(1,459)	(1,103)
Contingencies and other financing liabilities	**(4)**	**(45)**	(3,906)	22
Cumulative translation adjustment	**41**	**446**	(213)	(239)
Issuance of capital stock	**—**	**—**	—	8,461
Net resources used in financing activities	**(357)**	**(3,901)**	(1,679)	(6,698)
Cash and cash equivalents:				
Net increase (decrease)	**154**	**1,684**	(554)	1,169
Cash received in acquisitions	**1**	**6**	55	—
Initial balance	**803**	**8,766**	9,265	8,096
Ending balance	**$ 958**	**Ps. 10,456**	Ps. 8,766	Ps. 9,265

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2007, 2006 and 2005. *Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2007.*	Capital Stock	Additional Paid-in Capital
Balances at December 31, 2004	Ps. 4,979	Ps. 14,154
Transfer of prior year net income		
Dividends declared and paid		
Issuance of capital stock	369	8,092
Comprehensive income		
Balances at December 31, 2005	5,348	22,246
Transfer of prior year net income		
Dividends declared and paid		
Acquisition of Kaiser minority interest		
Acquisition of FEMSA Cerveza minority interest		(80)
Acquisition of Coca-Cola FEMSA minority interest		(1,609)
Comprehensive income		
Balances at December 31, 2006	5,348	20,557
Transfer of prior year net income		
Dividends declared and paid		
Sale of minority interest		55
Acquisition of minority interest		
Comprehensive income		
Balances at December 31, 2007	**Ps. 5,348**	**Ps. 20,612**

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Retained Earnings from Prior Years	Net Income	Cumulative Other Comprehensive Income	Majority Interest	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity
Ps. 21,447	Ps. 6,917	Ps. (7,183)	Ps. 40,314	Ps. 19,713	Ps. 60,027
6,917	(6,917)				—
(731)			(731)	(372)	(1,103)
			8,461		8,461
	5,951	(1,595)	4,356	2,657	7,013
27,633	5,951	(8,778)	52,400	21,998	74,398
5,951	(5,951)				—
(1,055)			(1,055)	(404)	(1,459)
				467	467
			(80)	(95)	(175)
			(1,609)	(3,192)	(4,801)
	7,127	(129)	6,998	2,780	9,778
32,529	7,127	(8,907)	56,654	21,554	78,208
7,127	(7,127)				—
(1,525)			(1,525)	(384)	(1,909)
			55	360	415
(23)			(23)	(16)	(39)
	8,511	906	9,417	3,561	12,978
Ps. 38,108	**Ps. 8,511**	**Ps. (8,001)**	**Ps. 64,578**	**Ps. 25,075**	**Ps. 89,653**

For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

NOTE 1. ACTIVITIES OF THE COMPANY.

Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") is a Mexican holding company. The principal activities of FEMSA and its subsidiaries (the "Company"), as an economic unit, are carried out by operating subsidiaries and grouped under direct and indirect holding company subsidiaries (the "Subholding Companies") of FEMSA. The following is a description of such activities, together with the ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries ("Coca-Cola FEMSA")	53.7% (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA's capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA's capital stock are listed on the Bolsa Mexicana de Valores ("BMV") and The New York Stock Exchange, Inc. ("NYSE").
FEMSA Cerveza, S.A. de C.V. and Subsidiaries ("FEMSA Cerveza")	100%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtemoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 21 different brands of beer, of which the five most important are: Tecate, Sol, Carta Blanca, Superior and Indio. Since January 2006, FEMSA Cerveza produces, distributes and markets beer in Brazil through Cervejarías Kaiser Brasil, S.A. ("Kaiser") which operates eight breweries in this country. Kaiser produces 14 different brands of which the most important are Kaiser Pilsen, Bavaria Pilsen and Sol (see Note 5 C).
FEMSA Comercio, S.A. de C.V. and Subsidiaries ("FEMSA Comercio")	100%	Operation of a chain of convenience stores in Mexico under the trade name "OXXO."
Other Companies	100%	Companies engaged in the production and distribution of labels, plastic cases, coolers and commercial refrigeration equipment; as well as, transportation logistic and maintenance services to FEMSA's subsidiaries and to third parties.

NOTE 2. BASIS OF PRESENTATION.

The consolidated financial statements include the financial statements of FEMSA and those companies in which it directly or indirectly owns a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

The consolidated financial statements of the Company are prepared in accordance with "Normas de Información Financiera" (Mexican Financial Reporting Standards or "Mexican FRS"), individually referred to as "NIFs," which differ in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"), as further explained in Note 26. A reconciliation from Mexican FRS to U.S. GAAP is included in Note 27.

The consolidated financial statements are stated in millions of Mexican pesos ("Ps."). The translation of Mexican pesos into U.S. dollars ("$") is included solely for the convenience of the reader, using the noon buying exchange rate published by Federal Reserve Bank of New York of 10.9169 pesos per U.S. dollar as of December 31, 2007.

On January 1, 2007, NIF B-3 "Income Statement" went into effect. NIF B-3 establishes generic standards for presenting and structuring the statement of income, minimum content requirements and general disclosure standards. Additionally, statutory employee profit sharing ("PTU") should be presented within other expenses pursuant to Mexican FRS Interpretation ("INIF") No. 4. The PTU reclassified to other expenses amounted to Ps. 553, Ps. 530 and Ps. 588 for the years ended December 31, 2007, 2006 and 2005, respectively (see Note 18). The Company's consolidated income statements for the years ended December 31, 2007, 2006 and 2005 are presented according to NIF B-3 and INIF No. 4 requirements.

The Company classifies its costs and expenses according to their function in the consolidated income statements in accordance with industry practices.

Income from operations is the result of subtracting cost of sales and operating expenses from total revenues. While NIF B-3 does not require inclusion of this line in the consolidated income statements, it has been included for better understanding of the Company's economic and financial performance.

The results of the businesses acquired by FEMSA are included in the consolidated financial statements since the date of acquisition. As a result of certain significant acquisitions (see Note 5), the consolidated financial statements are not comparable to the figures presented in prior years.

On February 18, 2008, the Board of Directors of FEMSA unanimously approved the consolidated financial statements and the accompanying notes, as of and for the year ended December 31, 2007.

NOTE 3. FOREIGN SUBSIDIARY INCORPORATION.

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the FEMSA consolidated financial statements, each foreign subsidiary's individual financial statements are adjusted to Mexican FRS and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity as part of cumulative other comprehensive income.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with the financing of intercompany foreign currency denominated balances recorded in the cumulative translation adjustment in stockholders' equity as part of cumulative other comprehensive income are considered to be long-term investments since settlement is not planned or anticipated in the foreseeable future.

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES.

The Company's accounting policies are in accordance with Mexican FRS, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

A) Recognition of the Effects of Inflation:

The recognition of the effects of inflation in the financial information consists of:

- Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated;
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of the appropriate inflation factors;
- Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon the inflation factors; and
- Including in the integral result of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent balance sheet presented.

B) Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the listed market prices with original maturities of three months or less. As of December 31, 2007 and 2006, cash equivalents amounted to Ps. 6,125 and Ps. 5,369, respectively.

C) Inventories and Cost of Sales:

The value of inventories is adjusted to replacement cost, without exceeding net realizable value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intra-plant transfer costs.

D) Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 R).

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in income from operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

Additionally, as of December 31, 2007 and 2006, the Company has restricted cash, classified as other current assets of Ps. 224 and Ps. 298 denominated in Venezuelan bolivars, and Ps. 14 and Ps. 8 denominated in Brazilian reais, respectively; both were pledged as collateral of accounts payable and are classified in other current assets due to their short-term nature.

E) Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. There are two types of returnable bottles and cases:

- Those that are in the Company's control in its facilities, in plant and distribution centers; and
- Those that have been placed in the hands of customers.

Breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2007, 2006 and 2005, breakage expense amounted to Ps. 780, Ps. 737 and Ps. 822, respectively. The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately five years for beer returnable bottles, four years for soft drinks returnable glass bottles and plastic cases, and 18 months for soft drink returnable plastic bottles. Depreciation is computed for tax purposes using the straight-line method at the applicable country rate.

FEMSA Cerveza's returnable bottles and cases that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which FEMSA Cerveza retains ownership. These bottles and cases are monitored by sales personnel during their periodic visits, and if any breakage is identified, it is charged to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers.

Coca-Cola FEMSA's returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers.

F) Investments in Shares:

Investments in shares of associated companies where the Company exercises significant influence are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value if they have an observable market value or based upon the inflation factors of the country of origin, with such adjustments reflected in the income statement.

G) Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated at the year-end exchange rate. Routine maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

On January 1, 2007, NIF D-6 "Capitalization of the Integral Result of Financing" went into effect. This standard establishes that the integral result of financing generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of long-term assets when certain conditions are met and amortized over the estimated useful life of the related asset. The adoption of this standard did not have an impact on the Company's financial information.

Through 2005, all of Company's subsidiaries depreciated refrigeration equipment over a five-year estimated useful life. In 2006, the Company implemented a program to review the estimated useful lives of its refrigeration equipment. As of the end of December 31, 2007, the Company's subsidiaries in Mexico, Argentina, Brazil, Colombia, Costa Rica and Guatemala changed their accounting estimate from five to seven years, considering the maintenance and replacement plans of the equipment. The impact of the change in estimate for the years ended December 31, 2007 and 2006 which was accounted for prospectively was a reduction in depreciation expense of Ps. 115 and Ps. 132, respectively. The useful life of refrigeration equipment in Venezuela, Panama and Nicaragua remains at five years.

The estimated useful lives of the Company's principal assets are as follows:

	Years
Buildings and construction	40–50
Machinery and equipment	12–20
Distribution equipment	10–12
Refrigeration equipment	5–7
Information technology equipment	3–4

H) Other Assets:

Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are considered monetary assets and amortized under two methods, in accordance with the terms of such agreements:
  - Actual volume method, which amortizes the proportion of the volume actually sold to the retailer over the volume target (approximately 85% of the agreements of FEMSA Cerveza are amortized on this basis); and
  - Straight-line method, which amortizes the asset over the life of the contract (the remaining 15% of the agreements of FEMSA Cerveza and 100% of the agreements of Coca-Cola FEMSA are amortized on this basis).

  In addition, for agreements amortized based on the actual volume method, the Company periodically compares the amortization calculated based on the actual volume method against the amortization that would have resulted under the straight-line method and records a provision to the extent that the recorded amortization is less than what would have resulted under the straight-line method. The amortization is recorded reducing net sales, which during the years ended December 31, 2007, 2006 and 2005, amounted to Ps. 1,360, Ps. 1,439 and Ps. 1,323, respectively.
- Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period.

I) Intangible Assets:

These assets represent payments whose benefits will be received in future years. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of:

- Start-up expenses, which represent costs incurred prior to the opening of an OXXO store, including rent, permits and licenses. Such amounts are restated applying inflation factors and are amortized on a straight-line basis in accordance with the terms of the lease contract; and
- Information technology and management systems costs incurred during the development stage. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Intangible assets with indefinite lives are not amortized and are subject to annual impairment tests. These assets are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying inflation factors of the country of origin at the year-end exchange rate. The Company's intangible assets with indefinite lives mainly consist of:

- Coca-Cola FEMSA's rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages;
- Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza and payments made by FEMSA Cerveza in the acquisition of the previously granted franchise; and
- Trademarks and goodwill recognized as a result of the acquisition of Kaiser (see Note 5 C).

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying inflation factors of the country of origin and the year-end exchange rate. As of December 31, 2007, the Company's recorded goodwill resulted from the Kaiser acquisition (see Note 5 C).

J) Impairment of Long-Lived Assets:

The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value. Impairment charges regarding long-lived assets are recognized in other expenses.

K) Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA's refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 1,582, Ps. 1,261 and Ps. 1,098 during the years ended December 31, 2007, 2006 and 2005, respectively.

L) Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations and unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees named as beneficiaries.

M) Revenue Recognition:

Revenue is recognized in accordance with stated shipping terms, as follows:

- For domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods (FOB destination). Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate. For the years ended December 31, 2007, 2006 and 2005, domestic revenues represented approximately 97% of total consolidated revenues; and
- For export sales, upon shipment of goods to customers (FOB shipping point), and transfer of ownership and risk of loss.

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

N) Operating Expenses:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

- Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2007, 2006 and 2005, these distribution costs amounted to Ps. 10,601, Ps. 9,921 and Ps. 9,273, respectively;
- Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and
- Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

O) Other Expenses:

Other expenses include PTU, participation in affiliated companies, gain or loss on sales of fixed assets, impairment of long-lived assets, contingencies, severance payments for restructuring programs associated with an ongoing benefit arrangement, and all other non-recurrent expenses related to activities different than the main activities of the Company and that are not part of the integral result of financing.

PTU is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings. There are no significant non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing. As a result, the Company has not recorded a provision for deferred employee profit sharing.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2007, 2006 and 2005, these payments amounted to Ps. 255, Ps. 866 and Ps. 132, respectively.

P) Income Taxes:

Income tax is charged to results as incurred as well as deferred income taxes. For purposes of recognizing the effects of deferred income taxes in the financial statements, the Company utilizes both prospective and retrospective projections over the medium-term when more than one tax regime exists per jurisdiction and recognizes the amount based on the tax regime it expects to be subject to in the future. Deferred income taxes assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income taxes assets are reduced by any benefits for which there is uncertainty as to their realizability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, restated in currency of the current year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account.

Through 2007, FEMSA has authorization from the *Secretaría de Hacienda y Crédito Público* (Secretary of Tax and Public Credit) in Mexico to prepare its Mexican income tax and tax on assets returns (up through 2007) on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company.

Q) Integral Result of Financing:

The integral result of financing includes:

- Interest: Interest income and expenses are recorded when earned or incurred, respectively, except for interest expenses of the financing of long-term assets;
- Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except the foreign exchange gain or loss from the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature and the foreign exchange gain or loss from the financing of long-term assets (see Note 3);
- Gain or Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate. In addition, the gain or loss on monetary position from long-term liabilities to finance long-term assets is excluded from the integral result of financing; and
- Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments and the net change in the fair value of embedded derivative financial instruments.

R) Derivative Financial Instruments:

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge.

The Company designates its financial instruments as cash flow hedge at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in cumulative other comprehensive income within stockholders' equity, and subsequently reclassified to current earnings at the same time the hedged item is affected. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

S) Cumulative Other Comprehensive Income:

The cumulative balances of the components of majority other comprehensive income are as follows:

	2007	2006
Cumulative result of holding non-monetary assets	**Ps. (6,071)**	Ps. (6,460)
Unrealized loss on cash flow hedges	**(240)**	(638)
Cumulative translation adjustment	**(1,336)**	(1,696)
Additional labor liability over unrecognized net transition obligation	**(354)**	(113)
	Ps. (8,001)	Ps. (8,907)

T) Provisions:

Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

U) Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary's stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

NOTE 5. ACQUISITIONS.

A) FEMSA:

On November 3, 2006, FEMSA indirectly acquired from The Coca-Cola Company 148,000,000 series "D" shares, which represent 8.02% of the total outstanding equity of Coca-Cola FEMSA for an aggregate amount of Ps. 4,801 paid in cash. This acquisition increased FEMSA's ownership stake in Coca-Cola FEMSA from 45.7% to 53.7% and its voting control from 53.6% to 63.0%. In accordance with Mexican FRS, as this transaction occurred between shareholders and did not impact the net assets of the Company, the payment in excess of the book value of the shares acquired of Ps. 1,609 was recorded in stockholders' equity as a reduction of additional paid-in capital.

B) Coca-Cola FEMSA:

On November 8, 2007, Administración S.A.P.I. de C.V. ("Administración SAPI"), a Mexican company owned 50% by Coca-Cola FEMSA and 50% by The Coca-Cola Company, acquired 100% of Jugos del Valle, S.A.B. de C.V. ("Jugos del Valle"). Administración SAPI acquired 58,350,908 shares representing 100% of Jugos del Valle's outstanding stock, for Ps. 4,020 paid in cash and assumed liabilities of Ps. 934. Administración SAPI is in the process of completing its purchase price allocation represented by the excess of the purchase price over the book value of Jugos del Valle.

Subsequent to the initial acquisition of Jugos del Valle by Administración SAPI, Coca-Cola FEMSA offered to sell 30% of its interest in Administración SAPI to other Coca-Cola bottlers. As of December 31, 2007, a majority of the Coca-Cola bottlers had accepted the offer, which the Company expects will close in 2008. As of December 31, 2007, Coca-Cola FEMSA has recorded an investment equivalent to 20% of the capital stock of Administración SAPI. This represents its investments in shares after the expected sale of the Coca-Cola bottlers of 30% as the remaining 20% of the shares of Administración SAPI, whose fair value of Ps. 684 have been classified as investment in shares available for sale in the consolidated balance sheet.

C) FEMSA Cerveza:

During 2006, FEMSA Cerveza made certain business acquisitions that were accounted for under the purchase method. The results of the operations acquired by FEMSA Cerveza have been included in the consolidated financial statements since the date of acquisition. The 2006 statement of changes in financial position presents the effects of the acquisitions and incorporation of such operations as a single line item within investing activities.

The companies acquired by FEMSA Cerveza are:

i) On January 13, 2006, FEMSA Cerveza indirectly acquired a controlling stake in Kaiser from Molson Coors, Brewing Co. ("Molson Coors") for Ps. 770 paid in cash, which represented 68% of the equity of Kaiser. FEMSA Cerveza assumed Kaiser's existing financial debt, which totaled approximately Ps. 679, and received certain indemnity provisions from Molson Coors for the potential payment of contingent liabilities and claims. Subsequent to the acquisition date, Kaiser paid Ps. 187 regarding such contingencies subject to the Molson Coors indemnifications and FEMSA Cerveza recorded a corresponding receivable for the amounts owed to them. As of December 31, 2007, FEMSA Cerveza's receivable from Molson Coors was Ps. 228, which includes the effects of Brazilian inflation factors (see Note 6).

On December 18, 2006, FEMSA Cerveza indirectly acquired Molson Coors' remaining 14.95% stake in Kaiser and paid Ps. 175 in cash. In accordance with Mexican FRS, this purchase was accounted for as an equity transaction as it took place between Kaiser's existing shareholders.

Additionally, FEMSA made an equity contribution of Ps. 2,237 on December 22, 2006 to Kaiser. Heineken NV, the other Kaiser shareholder, did not participate in this equity contribution, and as a result its stake in Kaiser was diluted from 17.05% to 0.17%.

On August 31, 2007, FEMSA Cerveza sold 5,308,799,804 common shares of Kaiser to Heineken NV, representing 16.88% of its outstanding shares for Ps. 399. FEMSA Cerveza recognized a gain on the sale of Ps. 55, which for purposes of Mexican FRS was recorded in stockholders' equity as the transaction occurred between Kaiser's existing shareholders

FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting of trademarks valued at Ps. 758 and goodwill of Ps. 4,044 based on the purchase price allocation.

As of December 31, 2007, FEMSA Cerveza's ownership interest in Kaiser's represents 82.95% of its outstanding equity.

ii) In June 2006, FEMSA Cerveza acquired a beer distribution operation from a third-party distributor for an aggregate amount of Ps. 900. As a result of the acquisition, FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting of beer distribution rights valued at Ps. 834 based on the purchase price allocation. No goodwill was recognized as of result of the acquisition.

NOTE 6. ACCOUNTS RECEIVABLE.

		2007		2006
Trade	**Ps.**	**6,841**	Ps.	6,783
Allowance for doubtful accounts		**(657)**		(586)
The Coca-Cola Company		**719**		197
Notes receivable		**546**		399
Administración SAPI [1]		**523**		—
Molson Coors (see Note 5 C)		**228**		187
Insurance claims		**216**		63
Loans to employees		**63**		50
Travel advances to employees		**57**		50
Guarantee deposits		**45**		40
Other		**748**		564
	Ps.	**9,329**	Ps.	7,747

(1) The accounts receivable due from Administración SAPI includes funds provided for the working capital of Jugos del Valle.

The changes in the allowance for doubtful accounts are as follows:

		2007		2006		2005
Opening balance	**Ps.**	**586**	Ps.	519	Ps.	505
Provision for the year		**195**		220		203
Write-off of uncollectible accounts		**(98)**		(131)		(170)
Restatement of the initial balance		**(26)**		(22)		(19)
Ending balance	**Ps.**	**657**	Ps.	586	Ps.	519

NOTE 7. INVENTORIES.

		2007		2006
Finished products	**Ps.**	**4,585**	Ps.	4,069
Raw materials		**4,305**		3,692
Spare parts		**720**		645
Work in process		**309**		299
Advances to suppliers		**234**		138
Advertising and promotional materials		**4**		5
Allowance for obsolescence		**(120)**		(144)
	Ps.	**10,037**	Ps.	8,704

NOTE 8. OTHER CURRENT ASSETS.

		2007		2006
Advertising and deferred promotional expenses	Ps.	385	Ps.	398
Derivative financial instruments		266		241
Restricted cash		238		306
Prepaid leases		155		133
Advances to suppliers		64		69
Agreements with customers		52		86
Short-term licenses		28		5
Prepaid insurance		26		23
Other		66		10
	Ps.	1,280	Ps.	1,271

The advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2007, 2006 and 2005 amounted to Ps. 5,455, Ps. 5,123 and Ps. 3,613, respectively.

NOTE 9. INVESTMENTS IN SHARES.

Company	Ownership		2007		2006
FEMSA Cerveza:					
Affiliated companies of FEMSA Cerveza [1]	Various	Ps.	220	Ps.	212
Río Blanco Trust (waste water treatment plant) [1]	19.14%		72		77
Affiliated companies of Kaiser [2]	Various		20		21
Other [2]	Various		13		14
Coca-Cola FEMSA:					
Administración SAPI [1]	20.00%		978		—
Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") [1]	23.11%		115		112
Holdfab Partiçipações, LTDA [2]	11.05%		113		—
Industria Mexicana de Reciclaje, S.A. de C.V. [1]	35.00%		76		83
KSP Partiçipações, S.A. [1]	38.74%		69		120
Beta San Miguel, S.A. de C.V. ("Beta San Miguel") [2]	2.54%		69		69
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. ("Salesko") [1]	26.00%		51		18
Complejo Industrial Can, S.A. ("CICAN") [1][3]	100.00%		—		40
Other [2]	Various		5		6
Other investments [2]	Various		62		52
		Ps.	1,863	Ps.	824

Accounting method:

(1) Equity method.

(2) Restated acquisition cost (there is no readily determinable fair market value).

(3) In November 2007, Coca-Cola FEMSA acquired the remaining 52% of CICAN and subsequently began to consolidate this entity.

NOTE 10. PROPERTY, PLANT AND EQUIPMENT.

		2007		2006
Land	Ps.	7,137	Ps.	6,755
Buildings, machinery and equipment		83,633		81,581
Accumulated depreciation		(42,330)		(41,120)
Refrigeration equipment		9,343		9,497
Accumulated depreciation		(6,847)		(7,246)
Construction in progress		3,110		2,574
Long-lived assets stated at net realizable value		562		796
Other long-lived assets		99		123
	Ps.	54,707	Ps.	52,960

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are available for sale, comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, have been recorded at their estimated net realizable value without exceeding their restated acquisition cost, as follows:

	2007	2006
FEMSA and others subsidiaries	**Ps. 250**	Ps. 307
FEMSA Cerveza	**218**	293
Coca-Cola FEMSA	**94**	196
	Ps. 562	Ps. 796
Land	**Ps. 360**	Ps. 535
Buildings	**202**	229
Equipment	**—**	32
	Ps. 562	Ps. 796

As a result of selling certain long-lived assets, the Company recognized gains of Ps. 127 and Ps. 22 and a loss of Ps. 1 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 11. INTANGIBLE ASSETS.

	2007	2006
Unamortized intangible assets:		
Coca-Cola FEMSA:		
Rights to produce and distribute Coca-Cola trademark products	**Ps. 42,225**	Ps. 40,838
FEMSA Cerveza:		
Trademarks and distribution rights	**11,299**	11,299
Goodwill	**4,044**	3,302
Kaiser trademarks	**758**	545
Other	**285**	285
Other unamortized intangible assets	**499**	489
Amortized intangible assets:		
Cost of systems implementation	**589**	733
Start-up expenses	**398**	257
Other	**137**	158
	Ps. 60,234	Ps. 57,906

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization			
	Accumulated at the Beginning of the Year	Additions	Accumulated at the Beginning of the Year	For the Year	Total	Estimated Amortization Per Year
2007						
Cost of systems implementation	**Ps. 1,892**	**Ps. 201**	**Ps. (1,159)**	**Ps. (345)**	**Ps. 589**	**Ps. 251**
Start-up expenses	**364**	**189**	**(107)**	**(48)**	**398**	**52**
2006						
Cost of systems implementation	Ps. 1,578	Ps. 314	Ps. (763)	Ps. (396)	Ps. 733	
Start-up expenses	330	34	(78)	(29)	257	

NOTE 12. OTHER ASSETS.

	2007	2006
Leasehold improvements—net	**Ps. 4,352**	Ps. 3,642
Agreements with customers	**3,786**	3,392
Additional labor liabilities (see Note 15)	**948**	1,287
Long-term licenses	**411**	182
Long-term accounts receivable	**383**	380
Advertising and promotional expenses	**212**	123
Other	**1,025**	872
	Ps. 11,117	Ps. 9,878

NOTE 13. BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND AFFILIATED COMPANIES.

On January 1, 2007, NIF C-13, "Related Parties," went into effect. This standard broadens the concept of "related parties" to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires that entities provide comparative disclosures in the notes to the financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2007	2006
Due from The Coca-Cola Company	**Ps. 719**	Ps. 197
Other receivables	**1,284**	961
Due to BBVA Bancomer, S.A. de C.V.	**1,712**	1,776
Due to The Coca-Cola Company	**2,871**	2,546
Due to British American Tobacco México	**191**	100
Other payables	**327**	1,632

Transactions	2007	2006	2005
Income:			
Sales of cans and aluminum lids to Promotora Mexicana de Embotelladores, S.A. de C.V. (1)	**Ps. 1,121**	Ps. 1,105	Ps. 1,003
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (1)	**242**	288	255
Sale of Grupo Inmobiliario San Agustín, S.A. de C.V. shares to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (1)	**37**	—	—
Interest income from BBVA Bancomer, S.A. de C.V. (1)	**33**	4	3
Sales of non-carbonated soft-drinks to Salesko (1)	**7**	27	19
Other revenues from affiliated companies	**969**	887	851
Expenses:			
Purchase of concentrate from The Coca-Cola Company	**12,239**	10,322	9,112
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (1)	**1,324**	1,034	950
Purchase of cigarettes from British American Tobacco México (1)	**1,064**	775	628
Purchase of sugar from Beta San Miguel	**845**	536	621
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.	**723**	865	1,349
Purchase of canned products from IEQSA and CICAN (2)	**388**	816	641
Interest expense paid to BBVA Bancomer S.A. de C.V. (1)	**305**	257	253
Advertising services from Grupo Televisa, S.A.B. (1)	**178**	165	160
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (1)	**108**	92	47
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (1)	**37**	34	184
Donations to Difusión y Fomento Cultural, A.C. (1)	**32**	19	42
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)	**31**	41	54
Interest expense paid to The Coca-Cola Company	**29**	65	13
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (1)	**164**	201	361
Purchase of crown caps from Tapón Corona, S.A. (3)	**—**	—	144

(1) One or more members of the board of directors or senior management are members of the board of directors or senior management of the counterparties to these transactions.
(2) In 2007, CICAN is not considered to be related party.
(3) Since 2006, Tapón Corona is not considered to be related party.

The benefits and aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries were as follows:

	2007	2006	2005
Short- and long-term benefits paid	**$ 1,290**	$ 1,098	$ 1,037
Severance indemnities	**17**	13	21
Postretirement benefits (service cost)	**29**	31	22

NOTE 14. BALANCES AND TRANSACTIONS IN FOREIGN CURRENCIES.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

Balances		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total
2007	Assets	10.8662	**$ 196**	**$ 21**	**$ 217**
	Liabilities		**420**	**549**	**969**
2006	Assets	10.8755	$ 107	$ 16	$ 123
	Liabilities		385	585	970

(1) Mexican pesos per one U.S. dollar.

Transactions	2007	2006	2005
Revenues	**$ 463**	$ 390	$ 361
Expenses:			
Purchases of raw materials	**708**	574	468
Interest expense	**155**	159	139
Export expenses	**95**	74	65
Technical assistance fees	**13**	12	5
Suppliers	**47**	38	25
Other	**107**	75	59
	$ 1,125	$ 932	$ 761

As of February 18, 2008, the issuance date of these consolidated financial statements, the exchange rate published by "Banco de México" was 10.7413 Mexican pesos per one U.S. dollar, and the Company's foreign currency position was similar to that as of December 31, 2007.

NOTE 15. LABOR LIABILITIES.

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying personnel to early retire beginning in 2008. This plan consisted in the following: (i) allowed personnel with more than 55 years of age and 20 years of seniority to take advantage of the early retirement in order to obtain the same pension benefits as if they had retired at their regular retirement age, and (ii) to pay severance indemnities to some employees that do not meet certain characteristics defined by the Company. This plan is intended to improve the efficiency of FEMSA Cerveza's operating structure. The financial impact of this plan was Ps. 125 and was accounted for as an amendment and recorded in the consolidated results of the Company as part of other expenses (see Note 18).

In December 2006, the Company approved a modification of its pension and retirement plans effective in 2007. Through December 2006, the Company's pension and retirement plans provided for lifetime monthly payment as a complement to the pension payment received from the Mexican Social Security Institute (Instituto Mexicano del Seguro Social or "IMSS"). The modified pension and retirement plans, provide for one a lump-sum benefit payment, in addition to the pension benefits received from the IMSS, which will supplement the beneficiary's earnings.

Additionally, FEMSA modified the long-term assumptions used in the actuarial calculations for its Mexican subsidiaries in 2006. The discount rate was reduced from 6.0% to 4.5% based on changes in the Company's revised estimate of current prices for settling its related obligations as a result of recent stability reflected by the Mexican economy. The expected salary increase was reduced from 2.0% to 1 5% based on changes in the estimated future compensation of its Mexican employees. The expected return on plan assets was reduced from 6.0% to 4.5% based on returns currently being earned by plan assets and the rates of return expected to be available for reinvestment in the future.

The net effect in 2006 of the changes mentioned above was an increase in pension and retirement plan, seniority premium and severance indemnity liabilities of Ps. 797, Ps. 19 and Ps. 23, respectively. These changes were accounted as an unrecognized prior service costs and unrecognized actuarial net losses, which will be amortized over the expected service period of the Company's personnel.

A) Assumptions:

Actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, as well as the cost for the year, were determined in 2007 using the following long-term assumptions:

	Real Rates
Annual discount rate	4.5%
Salary increase	1.5%
Return on assets	4.5%
Measurement date: December 2007	

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) for Mexican investments, treasury bonds of each country for other investments and the expected rates of return of long-term returns of the actual investments of the Company.

The annual growth rate for health care expenses is 1.5% in real terms, consistent with the historical average health care expense rate for the past 30 years. Such rate is expected to remain consistent for the foreseeable future.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Postretirement Medical Services	Severance Indemnities
2008	Ps. 467	Ps. 17	Ps. 39	Ps. 116
2009	334	16	40	86
2010	263	17	41	81
2011	387	19	42	72
2012	326	21	43	65
2013 to 2017	1,554	140	324	214

B) Balances of the Liabilities:

	2007	2006
Pension and retirement plans:		
Vested benefit obligation	**Ps. 2,373**	Ps. 2,220
Non-vested benefit obligation	**2,797**	2,595
Accumulated benefit obligation	**5,170**	4,815
Excess of projected benefit obligation over accumulated benefit obligation	**422**	528
Projected benefit obligation	**5,592**	5,343
Pension plan funds at fair value	**(2,806)**	(2,779)
Unfunded projected benefit obligation	**2,786**	2,564
Unrecognized net transition obligation	**(170)**	(213)
Unrecognized prior service costs	**(1,007)**	(1,067)
Unrecognized actuarial net gain	**38**	16
	1,647	1,300
Additional labor liability	**915**	930
Total	**2,562**	2,230
Seniority premiums:		
Vested benefit obligation	**91**	115
Non-vested benefit obligation	**137**	105
Accumulated benefit obligation	**228**	220
Excess of projected benefit obligation over accumulated benefit obligation	**25**	25
Unfunded projected benefit obligation	**253**	245
Unrecognized net transition obligation	**(9)**	(10)
Unrecognized actuarial net loss	**(57)**	(51)
	187	184
Additional labor liability	**60**	57
Total	**247**	241
Postretirement medical services:		
Vested benefit obligation	**295**	312
Non-vested benefit obligation	**447**	419
Accumulated benefit obligation	**742**	731
Medical services funds at fair value	**(96)**	(105)
Unfunded accumulated benefit obligation	**646**	626
Unrecognized net transition obligation	**(39)**	(43)
Unrecognized actuarial net loss	**(306)**	(334)
Total	**301**	249

		2007		2006
Severance indemnities:				
Accumulated benefit obligation	**Ps.**	**609**	Ps.	546
Excess of projected benefit obligation over accumulated benefit obligation		**38**		42
Projected benefit obligation		**647**		588
Unrecognized net transition obligation		**(450)**		(486)
Unrecognized actuarial net loss		**(124)**		(36)
		73		66
Additional labor liability		**535**		483
Total		**608**		549
Total labor liabilities	**Ps.**	**3,718**	Ps.	3,269

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current year.

The projected benefit obligation in some of the Company's subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded in other assets up to an amount of the unrecognized net transition obligation and prior service costs (see Note 12) and the difference was recorded in cumulative other comprehensive income.

C) Trust Assets:

Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2007	2006
Fixed Return:		
Traded securities	**22%**	25%
Bank instruments	**17%**	20%
Federal government instruments	**31%**	31%
Variable Return:		
Publicly traded	**30%**	24%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other large multi-national companies that manage long-term funds.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

		2007		2006
Debt:				
CEMEX, S.A.B. de C.V. (1)	**Ps.**	**51**	Ps.	55
BBVA Bancomer, S.A. de C.V. (1)		**29**		—
Deutsche Bank (Mexico) (1)		**26**		—
British American Tobacco Mexico (1)		**16**		16
Valores Mexicanos Casa de Bolsa, S.A. de C.V. (1)		**8**		—
Coca-Cola FEMSA		**2**		—
Grupo Bimbo, S.A.B. de C.V. (1)		**—**		11
Grupo Televisa, S.A.B. (1)		**—**		10
Capital:				
FEMSA		**177**		192
CEMEX, S.A.B. de C.V. (1)		**135**		69
Grupo Televisa, S.A.B. (1)		**84**		69

(1) One or more members of the board of directors or senior management of FEMSA are members of the board of directors or senior management of this company.

D) Cost for the Year:

	2007	2006	2005
Pension and retirement plans:			
Service cost	Ps. 210	Ps. 139	Ps. 123
Interest cost	235	232	216
Expected return on trust assets	(129)	(139)	(126)
Amortization of unrecognized transition obligation	102	55	54
Amortization of net actuarial loss	1	6	—
	419	293	267
Seniority premiums:			
Service cost	30	24	23
Interest cost	10	11	11
Amortization of unrecognized transition obligation	2	3	2
Amortization of net actuarial loss	3	—	—
	45	38	36
Postretirement medical services:			
Service cost	27	20	20
Interest cost	32	36	34
Expected return on trust assets	(6)	(4)	(3)
Amortization of unrecognized transition obligation	4	4	16
Amortization of net actuarial loss	13	10	—
	70	66	67
Severance indemnities:			
Service cost	66	85	63
Interest cost	26	34	30
Amortization of unrecognized transition obligation	38	35	32
	130	154	125
	Ps. 664	Ps. 551	Ps. 495

E) Changes in the Balance of the Obligations:

	2007	2006
Pension and retirement plans:		
Initial balance	Ps. **5,343**	Ps. 4,139
Service cost	**210**	139
Interest cost	**235**	232
Curtailment	**—**	(24)
Amendments	**125**	1,036
Actuarial (gain) loss	**(62)**	29
Benefits paid	**(259)**	(208)
Ending balance	**5,592**	5,343
Seniority premiums:		
Initial balance	**245**	202
Service cost	**30**	24
Interest cost	**10**	11
Actuarial loss	**2**	42
Benefits paid	**(34)**	(34)
Ending balance	**253**	245
Postretirement medical services:		
Initial balance	**731**	629
Service cost	**27**	20
Interest cost	**32**	36
Actuarial loss	**12**	90
Benefits paid	**(60)**	(44)
Ending balance	**742**	731
Severance indemnities:		
Initial balance	**588**	538
Kaiser acquisition	**—**	34
Service cost	**66**	85
Interest cost	**26**	34
Actuarial loss	**88**	31
Benefits paid	**(121)**	(134)
Ending balance	**647**	588

F) Changes in the Balance of the Trust Assets:

	2007	2006
Pension and retirement plans:		
Initial balance	Ps. **2,779**	Ps. 2,391
Actual return on trust assets in real terms	**110**	334
Contributions	**78**	216
Benefits paid	**(161)**	(162)
Ending balance	**2,806**	2,779
Postretirement medical services:		
Initial balance	**105**	83
Actual return on trust assets in real terms	**33**	1
Contributions	**—**	65
Benefits paid	**(42)**	(44)
Ending balance	**96**	105

G) Variation in Health Care Assumptions:

The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

	Impact of changes:			
		+1%		–1%
Postretirement medical services obligation	Ps.	120	Ps.	(106)
Cost for the year		9		(13)

NOTE 16. BONUS PROGRAM.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added ("EVA") methodology. The objective established for the executives at each entity is based on a combination of the EVA per entity and the EVA generated by the Company, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive's responsibility in the organization, their business' EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA's annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2007, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2007, 2006 and 2005, the bonus expense recorded amounted to Ps. 1,179, Ps. 927 and Ps. 707, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

NOTE 17. BANK LOANS AND NOTES PAYABLE.

The following table presents short-term debt consisted principally of revolving bank loans as well as their weighted average rates:

	% Interest Rate [1]		2007	% Interest Rate [1]		2006
Mexican pesos	**7.8%**	**Ps.**	**150**	7.6%	Ps.	421
U.S. dollars	**6.7%**		**2,372**	5.9%		2,253
Argentine pesos	**11.0%**		**500**	10.6%		555
Venezuelan bolivars	**15.7%**		**425**	9.6%		516
Brazilian reais	**—**		**—**	13.9%		129
Japanese yen	**—**		**—**	2.9%		309
		Ps.	**3,447**		Ps.	4,183

(1) Weighted average rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative financial instruments contracted by the Company:

	% Interest Rate [1]	2007	% Interest Rate [1]	2006
Fixed interest rate:				
U.S. dollars:				
Yankee bonds	**7.3%**	**Ps. 3,199**	7.3%	Ps. 3,354
Bank loans	**6.0%**	**747**	5.3%	759
Mexican pesos:				
Bank loans	**9.7%**	**3,586**	9.7%	4,292
Units of investment (UDIs)	**4.2%**	**2,508**	—	—
Notes payable	**10.2%**	**1,500**	10.2%	1,556
Japanese yen:				
Bank loans	**4.8%**	**230**	5.8%	191
Variable interest rate:				
U.S. dollars:				
Bank loans	**5.2%**	**2,014**	5.7%	2,760
Capital leases	**8.5%**	**2**	8.7%	9
Mexican pesos:				
Bank loans	**8.1%**	**10,010**	7.6%	16,573
Notes payable	**8.2%**	**12,750**	8.2%	8,462
Brazilian reais:				
Bank loans	**8.7%**	**36**	9.3%	84
Colombian pesos:				
Notes payable	—	—	9.3%	196
Long-term debt		**36,582**		38,236
Current portion of long-term debt		**(5,917)**		(2,563)
		Ps. 30,665		Ps. 35,673

Hedging Derivative Financial Instruments	% Interest Rate [1]	2007	% Interest Rate [1]	2006
Interest rate swaps variable to fixed:				
Mexican pesos:				
Notes:		**Ps. 14,085**		Ps. 8,462
Interest pay rate	**9.5%**		9.2%	
Interest receive rate	**8.1%**		8.0%	
Bank loans:		**4,465**		12,279
Interest pay rate	**9.4%**		9.8%	
Interest receive rate	**8.0%**		7.4%	
Cross currency swaps:				
Bank loans from Japanese yen to Brazilian reais:		**230**		499
Interest pay rate	**11.8%**		13.9%	
Interest receive rate	**4.8%**		4.0%	

(1) Weighted average rate.

Maturities of long-term debt as of December 31, 2007 are as follows:

Current portion of long-term debt	Ps. 5,917
2009	5,346
2010	2,981
2011	2,075
2012	7,174
2013 and thereafter	13,089
	Ps. 36,582

The Company has financing from different institutions with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

NOTE 18. OTHER EXPENSES.

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying personnel to early retire beginning in 2008 (see Note 15). The financial impact of this plan was Ps. 125 and was recorded in other expenses as a pension plan amendment.

In 2006, Coca-Cola FEMSA implemented strategic restructuring programs in its commercial operations and recognized costs of Ps. 689, which were recorded in other expenses in the December 2006 consolidated income statement. Such costs consisted of Ps. 556 of severance payments associated with an ongoing benefit arrangement and Ps. 133 of other costs related to the restructuring programs. As of December 31, 2007, Coca-Cola FEMSA has paid Ps. 485 related to such costs and the remaining balance is expected to be paid during 2008.

		2007		2006		2005
Employee profit sharing (see Note 2)	**Ps.**	**553**	Ps.	530	Ps.	588
Loss on sales of fixed assets		**101**		59		237
Contingencies		**228**		117		172
Severance payments associated with an ongoing benefit and amendment to pension plan		**255**		866		132
Impairment of long-lived assets		**93**		208		84
Participation in affiliated companies		**(154)**		(11)		(72)
Other		**221**		(119)		(33)
Total	**Ps.**	**1,297**	Ps.	1,650	Ps.	1,108

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS.

A) Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the date of the most recent balance sheet presented.

	2007	2006
Carrying value	**Ps. 36,582**	Ps. 38,235
Fair value	**36,960**	38,607

B) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the consolidated balance sheet at their estimated fair value and designated as a cash flow hedge. The estimated fair value is based on formal technical models. Changes in fair value were recorded in cumulative other comprehensive income.

At December 31, 2007, the Company has the following outstanding interest rate swap agreements:

Maturity Date		Notional Amount		Fair Value Asset (Liability)
2008	Ps.	6,076	Ps.	(33)
2009		2,570		(76)
2010		2,267		(92)
2011		2,412		(64)
2012		3,225		(75)
2013		2,000		17

The net effect of expired derivative contracts is included in current earnings as an interest expense and amounted to Ps. 357, Ps. 334 and Ps. 28 for the years ended December 31, 2007, 2006 and 2005, respectively.

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value of ineffective portion were recorded in the consolidated results as part of the integral result of financing. For the years ended December 31, 2007, 2006 and 2005, the net effect of these instruments as of the date of the financial statements was a gain of Ps. 35, a loss of Ps. 39 and gain of Ps. 10, respectively.

C) Forward Agreements to Purchase Foreign Currency:

The Company entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican pesos and other currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is based on formal technical models. The changes in the fair value are recorded in cumulative other comprehensive income.

In connection with the bridge loans incurred regarding the acquisition of FEMSA Cerveza's minority interest, the Company entered into forward contracts to buy U.S. dollars. This transaction generated a foreign exchange loss of Ps. 168 recorded in the income statement for the year ended December 31, 2005. These forward contracts were terminated in 2005 in conjunction with the payment of the bridge loans.

As of December 31, 2007, certain of the Company's forward contracts to buy U.S. dollars and other currencies do not meet the hedging criteria for accounting purposes; consequently changes in the fair value were recorded in the consolidated results as part of the integral result of financing. The notional amount of those forward agreements to purchase foreign currency maturing in 2008 is Ps. 2,870 with a corresponding fair value gain of Ps. 19. For the years ended December 31, 2007 and 2006, the net effect of expired contracts that did not meet the hedging criteria for accounting purposes was a gain of Ps. 22 and a loss of Ps. 23, respectively, included as a market value gain (loss) on ineffective portion of derivative financial instruments. In 2005 there are no effects of forwards agreements that did not meet hedging criteria.

D) Cross Currency Swaps:

The Company enters into cross currency swaps to reduce its exposure to the risk of exchange rate and interest fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated based on formal technical models. Changes in the fair value were recorded in other comprehensive income. As of December 31, 2007, the Company has cross currency swap agreements outstanding with a notional amount of Ps. 230 and a fair value liability of Ps. 39. Those contracts mature in 2009. The net effect of expired contracts included in interest expense as part of the integral result of financing amounted to Ps. 37 and Ps. 72, for the years ended December 31, 2007 and 2006, respectively. As of the end of December 31, 2005, the net effect of expired contracts, was a gain of Ps. 138.

Certain cross currency swaps instruments did not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value are recorded as a gain or loss in the market value on ineffective portion of derivative financial instruments in the consolidated results as part of the integral result of financing. Those contracts with a notional amount of Ps. 5,302 expire in December 2017 and the net effect changes in the fair value for the year ended December 31, 2007 amounted to Ps. 59 of a gain recorded in the market value on ineffective portion of derivative financial instruments. The net effect of expired contracts that did not meet the hedging criteria for accounting purposes is recorded as a market value gain of Ps. 5 and losses of Ps. 3 and Ps. 233 for the years ended December 31, 2007, 2006 and 2005, respectively. All effects were recorded as part of ineffective portion of derivative financial instruments.

E) Commodity Price Contracts:

The Company enters into various commodity price contracts to reduce its exposure to the risk of certain raw material costs. The fair value is estimated based on technical formal models. Changes in the fair value were recorded in other comprehensive income. As of December 31, 2007, the Company has commodity price contracts with maturity dates ending in 2010, with a notional amount of Ps. 2,515 and had recorded a fair value liability of Ps. 96. For the years ended December 31, 2007, 2006 and 2005, the net effect of expired commodity price contracts were losses of Ps. 82, Ps. 106 and Ps. 2, respectively, and were recorded as part of operating income offsetting the related raw material cost.

As of the end of December 31, 2007, certain commodity price contracts to reduce its exposure to the risk of certain raw material costs, did not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value are recorded as part of the market value gain (loss) on ineffective portion of derivative financial instruments within the consolidated income statement. As of the end of December 31, 2007, the net effect of those contracts was a loss of Ps. 43.

F) Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on technical formal models. The changes in the fair value were recorded in current earnings in the integral result of financing as market value on derivative financial instruments. As of December 31, 2007, 2006 and 2005, the net effect of embedded derivative financial instruments was losses of Ps. 9 and Ps. 49 and a gain of Ps. 57, respectively.

NOTE 20. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES.

	2007	2006
Coca-Cola FEMSA	**Ps. 24,380**	Ps. 21,363
FEMSA Cerveza	**679**	191
Other	**16**	—
	Ps. 25,075	Ps. 21,554

NOTE 21. STOCKHOLDERS' EQUITY.

At the FEMSA ordinary stockholders' meeting held on March 29, 2007, a three-for-one stock split was approved for all of FEMSA's outstanding stock, which went into effect on May 25, 2007. Subsequent to the stock split, capital stock of FEMSA is comprised of 2,161,177,770 BD Units and 1,417,048,500 B Units.

As of December 31, 2007, the capital stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "B" shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;
- Series "L" shares, with limited voting rights, which may represent up to 25% of total capital stock; and
- Series "D" shares, with limited voting rights, which individually or jointly with series "L" shares may represent up to 49% of total capital stock.

The Series "D" shares are comprised as follows:

- Subseries "D-L" shares may represent up to 25% of the series "D" shares;
- Subseries "D-B" shares may comprise the remainder of outstanding series "D" shares; and
- The non-cumulative premium dividend to be paid to series "D" stockholders will be 125% of any dividend paid to series "B" stockholders.

The Series "B" and "D" shares are linked together in related units as follows:

- "B units" each of which represents five series "B" shares and which are traded on the BMV;
- "BD units" each of which represents one series "B" share, two subseries "D-B" shares and two subseries "D-L" shares, and which are traded both on the BMV and the NYSE; and
- The related units will cease to be linked together in May 2008, after a period of 10 years from the date of the first issue. Subseries "D-B" shares will be converted into series "B" shares, and subseries "D-L" shares will be converted into series "L" shares.

As of December 31, 2007, FEMSA's capital stock is comprised as follows:

	"B" Units	"BD" Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:			
Series "B"	7,085,242,500	2,161,177,770	9,246,420,270
Series "D"	—	8,644,711,080	8,644,711,080
Subseries "D-B"	—	4,322,355,540	4,322,355,540
Subseries "D-L"	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

On May 25, 2005, the Company completed an equity offering, obtaining net proceeds of Ps. 8,461, which were used to repay the bridge loans incurred in connection with the acquisition of a 30% equity interest in FEMSA Cerveza and to repay other indebtedness. As a result of the equity offering in 2005, the Company's capital stock increased by 666,400,000 shares.

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

	Historical Value	Restatement	Restated Value
Capital stock	Ps. 2,982	Ps. 2,366	Ps. 5,348
Additional paid-in capital	13,326	7,286	20,612
Retained earnings from prior years	34,926	3,182	38,108
Net income	8,300	211	8,511

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2007, this reserve for FEMSA amounted to Ps. 596 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta" ("CUFIN") or from reinvested consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Reinvertida" ("CUFINRE").

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2007, FEMSA's balances of CUFIN amounted to Ps. 39,234.

At the ordinary stockholders' meeting of FEMSA held on March 29, 2007, the stockholders approved a dividend of Ps. 0.07406 Mexican pesos (nominal value) per series "B" share and Ps. 0.09257 Mexican pesos (nominal value) per series "D" share that were paid in May 2007. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 27, 2007, the stockholders approved a dividend of Ps. 831 that were paid in May 2007. The corresponding payment to the minority interest was Ps. 384.

NOTE 22. NET MAJORITY INCOME PER SHARE.

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.

As a result of the stock split on May 25, 2007, earnings per share for previously presented periods has been retroactively restated in accordance with Mexican FRS, NIF Bulletin B-14, "Earnings per Share." The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2007, 2006 and 2005:

	Millions of Shares			
	Series "B"		Series "D"	
	Number	Weighted Average	Number	Weighted Average
Shares outstanding as of December 31, 2005	9,246.42	8,834.85	8,644.71	8,260.14
Shares outstanding as of December 31, 2006 and 2007	9,246.42	9,246.42	8,644.71	8,644.71
Dividend rights	1.00		1.25	
Allocation of earnings	46.11%		53.89%	

NOTE 23. TAX SYSTEM.

A) Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

The statutory income tax rates applicable in 2007 in the countries where the Company operates, the years in which tax loss carryforwards may be applied and the open periods that remain subject to examination are as follows:

	Statutory Tax Rate	Expiration (Years)	Open Period (Years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	3
Panama	30%	5	7
Colombia	34%	5–8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	5
Argentina	35%	5	6

The statutory income tax rate in Mexico for 2007, 2006 and 2005 was 28%, 29% and 30% respectively.

In Colombia, the tax losses generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Both are limited to 25% of taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the 5% tax imposed on dividends was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

B) Tax on Assets:

Through 2006, the Mexican tax on assets was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. Since January 1, 2007 the tax on assets changed from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of any future income tax liability over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of the income tax liability over the calculated asset tax for the following 10 years.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

C) Business Flat Tax ("IETU"):

On September 14, 2007, the Mexican Senate approved the 2008 Fiscal Reform Bill, which was approved by the President and subsequently published in the *Diario Oficial* (Official Gazette) on October 1, 2007. The most notable change in the fiscal reform relates to the introduction of a flat tax in Mexico. The IETU will replace the existing Tax on Assets and function similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Taxpayers will be subject to the higher of the IETU or the income tax liability computed under the Mexican Income Tax Law. The IETU will apply to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% beginning in 2010. The rates for 2008 and 2009 will be 16.5% and 17.0%, respectively. The IETU will be calculated on a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. The IETU will be effective beginning January 1, 2008. In addition, as opposed to ISR which allows for fiscal consolidation, companies that incur IETU are required to file their returns on an individual basis.

Based on its financial projections for purposes of its Mexican tax returns, the Company expects to pay corporate income tax in the future and does not expect to pay IETU. As such, the enactment of IETU did not impact the Company's consolidated financial position or results of operations, as it only recognizes deferred income tax.

D) Deferred Income Tax:

The temporary differences that generated deferred income taxes liability (asset) are as follows:

Deferred Income Taxes		**2007**		2006
Allowance for doubtful accounts	**Ps.**	**(116)**	Ps.	(114)
Inventories		**385**		546
Prepaid expenses		**120**		131
Property, plant and equipment		**5,325**		5,214
Investments in shares		**(7)**		(10)
Intangible and other assets		**(1,020)**		(847)
Labor liabilities		**(712)**		(497)
Recoverable tax on assets		**(68)**		(50)
Tax loss carryforwards		**(3,722)**		(4,196)
Valuation allowance		**3,053**		3,375
Derivative financial instruments		**(72)**		(260)
Loss contingencies		**(568)**		(552)
Temporary non-deductible provision		**(710)**		(810)
Employee profit sharing		**(165)**		(150)
Other reserves		**597**		163
Deferred income taxes, net		**2,320**		1,943
Deferred income taxes asset		**1,264**		2,052
Deferred income taxes liability	**Ps.**	**3,584**	Ps.	3,995

The changes in the balance of the net deferred income taxes liability are as follows:

		2007		2006
Initial balance	**Ps.**	**1,943**	Ps.	1,967
Loss on monetary position		**(43)**		(41)
Tax provision for the year		**(239)**		95
Change in the statutory income tax rate		**—**		(17)
Effects in stockholders' equity:				
Additional labor liability over unrecognized net transition obligation		**(107)**		9
Cumulative translation adjustment		**85**		143
Derivative financial instruments		**193**		(5)
Result of holding non-monetary assets		**488**		(208)
Ending balance	**Ps.**	**2,320**	Ps.	1,943

E) Provision for the Year:

	2007	2006	2005
Current income taxes	**Ps. 4,965**	Ps. 4,476	Ps. 4,674
Tax on assets	**224**	54	14
Deferred income taxes	**(239)**	95	(58)
Change in the statutory income tax rate	**—**	(17)	(10)
Income taxes and tax on assets	**Ps. 4,950**	Ps. 4,608	Ps. 4,620

F) Tax Loss Carryforwards and Recoverable Tax on Assets:

The subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards	Recoverable Tax on Assets
2008	Ps. 1	Ps. 1
2009	1	7
2010	—	—
2011	46	6
2012	6	12
2013	90	12
2014	173	22
2015	113	—
2016	—	—
2017 and thereafter	1,902	14
No expiration (Brazil, see Note 23 A)	8,689	—
	Ps. 11,021	Ps. 74

Due to the uncertainty related to the realization of certain tax loss carryforwards amounting to Ps. 8,979, a valuation allowance has been recorded to reduce the deferred income tax asset associated with such carryforwards. The changes in the valuation allowance which reduce the related deferred taxes asset are as follows:

	2007	2006
Initial balance	**Ps. 3,375**	Ps. 607
Kaiser acquisition	**—**	3,157
Cancellation of provision	**(157)**	(371)
Restatement of the initial balance	**(165)**	(18)
Ending balance	**Ps. 3,053**	Ps. 3,375

G) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2007	2006	2005
Mexican statutory income tax rate	**28%**	29.0%	30.0%
Difference between book and tax inflationary effects	**(1.1)%**	(0.1)%	0.6%
Non-deductible expenses	**1.7%**	3.3%	1.9%
Change in inventory tax deduction	**—**	—	(2.1)%
Change in Mexican income tax rate	**—**	0.1%	—
Non-taxable income	**—**	(1.5)%	(0.1)%
Other	**0.7%**	1.0%	3.4%
	29.3%	31.8%	33.7%

NOTE 24. CONTINGENCIES AND COMMITMENTS.

A) Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of recent business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2007:

		Total
Tax	Ps.	1,725
Legal		268
Labor		649
Total	Ps.	2,642

B) Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and FEMSA Cerveza. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2007 is $311. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA and FEMSA Cerveza have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where those subsidiaries operate.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia and are seeking damages of $500. The Company has filed a motion to dismiss the complaint. On September 29, 2006, the Court entered a consolidated omnibus order dismissing the case for lack of subject matter jurisdiction and conclusively ruled that the Court did not have subject matter jurisdiction over any of the labor union and its member actions, and thus all of the claims against the Company were effectively dismissed. However, the plaintiffs have appealed this ruling.

C) Collateralized Contingencies:

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,887 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

D) Commitments:

As of December 31, 2007, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio's operations.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2007, are as follows:

		Mexican Pesos		U.S. Dollars		Other
2008	Ps.	1,309	Ps.	720	Ps.	76
2009		1,246		451		81
2010		1,204		58		83
2011		1,144		13		22
2012 and thereafter		7,692		—		—
Total	Ps.	12,595	Ps.	1,242	Ps.	262

Rental expense charged to operations amounted to approximately Ps. 1,713, Ps. 1,543 and Ps. 1,707 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 25. INFORMATION BY SEGMENT.

A) By Business Unit:

2007	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Other	Consolidation Adjustments	Consolidated
Total revenue	Ps. 69,251	Ps. 39,566	Ps. 42,103	Ps. 8,124	Ps. (11,488)	Ps. 147,556
Intercompany revenue	864	4,256	16	6,352	(11,488)	—
Income from operations	11,447	5,404	2,315	403	—	19,569
Depreciation (1)	2,637	1,637	543	113	—	4,930
Amortization	241	1,786	399	39	—	2,465
Other non-cash charges (2)(3)	173	426	28	90	—	717
Impairment of long-lived assets	—	91	—	2	—	93
Interest expense	2,139	2,102	449	1,001	(1,137)	4,554
Interest income	613	342	38	913	(1,137)	769
Income taxes	3,336	888	377	349	—	4,950
Capital expenditures	3,682	5,373	2,112	90	—	11,257
Long-term assets	69,720	50,562	9,057	12,686	(9,715)	132,310
Total assets	87,178	65,539	14,284	18,743	(19,949)	165,795

2006	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Other	Consolidation Adjustments	Consolidated
Total revenue	Ps. 64,046	Ps. 37,919	Ps. 36,835	Ps. 7,966	Ps. (10,646)	Ps. 136,120
Intercompany revenue	722	3,911	13	6,000	(10,646)	—
Income from operations	10,251	6,121	1,664	431	—	18,467
Depreciation (1)	2,595	1,818	431	110	—	4,954
Amortization	253	2,018	363	36	—	2,670
Other non-cash charges (2)(3)	143	238	15	88	—	484
Impairment of long-lived assets	79	121	—	8	—	208
Interest expense	2,252	1,646	402	525	(526)	4,299
Interest income	383	228	53	654	(526)	792
Income taxes	2,555	1,476	360	217	—	4,608
Capital expenditures	2,863	4,419	1,943	197	—	9,422
Long-term assets	67,955	48,570	7,912	7,901	(5,651)	126,687
Total assets	80,464	62,228	12,311	10,781	(11,268)	154,516

2005	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Other	Consolidation Adjustments	Consolidated
Total revenue	Ps. 59,642	Ps. 29,768	Ps. 31,021	Ps. 6,485	Ps. (7,454)	Ps. 119,462
Intercompany revenue	650	2,232	2	4,570	(7,454)	—
Income from operations	9,973	5,800	1,360	306	—	17,439
Depreciation (1)	2,610	1,617	348	107	—	4,682
Amortization	185	1,881	301	16	—	2,383
Other non-cash charges (2)(3)	181	162	7	69	—	419
Impairment of long-lived assets	—	82	—	2	—	84
Interest expense	2,757	1,312	381	760	(451)	4,759
Interest income	378	226	70	542	(451)	765
Income taxes	2,698	1,186	309	427	—	4,620
Capital expenditures	2,516	3,197	1,528	267	—	7,508

(1) Includes breakage of bottles.

(2) Excludes the non-cash charges related to current assets and liabilities.

(3) Includes the cost for the year related to labor liabilities (see Note 15 D) and participation in associated companies.

B) By Geographic Area:

2007	Total Revenue	Capital Expenditures	Long-Lived Assets	Total Assets
Mexico	**Ps. 106,136**	**Ps. 9,137**	**Ps. 98,302**	**Ps. 120,965**
Central America [1]	**4,850**	**328**	**6,058**	**7,075**
Colombia	**7,051**	**643**	**7,681**	**11,193**
Venezuela	**9,792**	**(9)**	**4,155**	**6,364**
Brazil	**16,093**	**879**	**14,611**	**21,615**
Argentina	**4,034**	**279**	**1,503**	**2,534**
Consolidation adjustments	**(400)**	**—**	**—**	**(3,951)**
Consolidated	**Ps. 147,556**	**Ps. 11,257**	**Ps. 132,310**	**Ps. 165,795**

2006	Total Revenue	Capital Expenditures	Long-Lived Assets	Total Assets
Mexico	Ps. 99,310	Ps. 7,807	Ps. 95,559	Ps. 113,570
Central America [1]	4,592	78	5,490	6,504
Colombia	6,556	586	6,994	10,220
Venezuela	7,997	221	4,324	5,773
Brazil	14,378	510	12,871	18,849
Argentina	3,458	220	1,449	2,335
Consolidation adjustments	(171)	—	—	(2,735)
Consolidated	Ps. 136,120	Ps. 9,422	Ps. 126,687	Ps. 154,516

2005	Total Revenue	Capital Expenditures
Mexico	Ps. 90,561	Ps. 5,934
Central America [1]	4,022	218
Colombia	6,147	434
Venezuela	7,188	517
Brazil	8,433	259
Argentina	3,256	146
Consolidation adjustments	(145)	—
Consolidated	Ps 119,462	Ps. 7,508

(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

NOTE 26. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP.

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to U.S. GAAP is presented in Note 27. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by NIF Bulletin B-10, "Recognition of the Effects of Inflation in the Financial Information," of Mexican FRS.

The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

A) Consolidation of Coca-Cola FEMSA:

Under Mexican FRS, the Company consolidates Coca-Cola FEMSA since it owns a majority of the outstanding voting capital stock and exercises control over the operations of Coca-Cola FEMSA in the ordinary course of business in accordance with the requirements of Mexican NIF Bulletin B-8 "Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares." Pursuant to NIF Bulletin B-8, Coca-Cola FEMSA meets the criteria of a subsidiary for consolidation as FEMSA holds more than 50% of Coca-Cola FEMSA's outstanding voting stock and has not yielded control to a minority shareholder. NIF Bulletin B-8 establishes that control has been yielded when a minority shareholder obtains:

- Control over more than 50% of the voting rights through a formal agreement with other shareholders;
- The power derived from by-laws or formal agreement by shareholders to govern the operating and financial policies of a company;
- The power to appoint or remove a majority of the Board of Directors or any organization that governs the operating and financial policies of the company; or
- The power to decide the majority of the votes of the Board of Directors.

No minority shareholder of Coca-Cola FEMSA has obtained any of the rights described above.

The shareholder agreement grants The Coca-Cola Company substantive participating rights. The affirmative vote of two Directors appointed by The Coca-Cola Company is, with limited exceptions, required for matters considered by the Board of Directors, including the designation of the Chief Executive Officer and the Chief Financial Officer, the annual business plan, capital investment plan and asset disposals, mergers, acquisitions or sales of any line of business. Under Emerging Issues Task Force ("EITF") 96-16, "Investor's Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights," such approval and veto rights held by The Coca-Cola Company qualify as substantive participating rights and therefore do not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements for U.S. GAAP purposes. Therefore, FEMSA's investment in Coca-Cola FEMSA is recorded by applying the equity method in FEMSA's consolidated financial statements under U.S. GAAP.

Summarized consolidated balance sheets and income statements of Coca-Cola FEMSA and subsidiaries under U.S. GAAP as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are presented as follows:

Consolidated Balance Sheets	**2007**	2006
Current assets	**Ps. 18,065**	Ps. 11,942
Property, plant and equipment	**22,968**	21,242
Other assets	**47,550**	45,370
Total assets	**Ps. 88,583**	Ps. 78,554
Current liabilities	**Ps. 16,245**	Ps. 12,618
Long-term liabilities	**21,213**	22,906
Total liabilities	**37,458**	35,524
Minority interest in consolidated subsidiaries	**1,653**	1,260
Stockholders' equity	**49,472**	41,770
Total liabilities and stockholders' equity	**Ps. 88,583**	Ps. 78,554

Consolidated Income Statements	**2007**	2006	2005
Total revenues	**Ps. 69,131**	Ps. 59,940	Ps. 54,196
Income from operations	**10,741**	8,749	8,720
Income before income taxes	**10,225**	7,700	7,404
Income taxes	**3,271**	2,420	2,467
Minority interest in results of consolidated subsidiaries	**189**	176	128
Net income	**6,765**	5,104	4,809
Other comprehensive income	**1,768**	1,023	(336)
Comprehensive income	**Ps. 8,533**	Ps. 6,127	Ps. 4,473

B) Restatement of Prior Year Financial Statements:

As explained in Note 4 A), in accordance with Mexican FRS, the financial statements for Mexican subsidiaries for prior years were restated using inflation factors and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of prior year amounts using Mexican inflation factors.

Additionally, all other U.S. GAAP adjustments for prior years have been restated based upon this methodology.

C) Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

- As explained in Note 4 C), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;
- Impairment of goodwill and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing are included in operating expenses under U.S. GAAP; and
- Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability or their estimated reversal date when not associated with an asset or liability.

D) Deferred Promotional Expenses:

As explained in Note 4 D), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred. As of December 31, 2007, 2006 and 2005, this difference was reconciled by Coca-Cola FEMSA and its impact in FEMSA is included in the participation of Coca-Cola FEMSA. No other consolidated entity has deferred promotional expenses.

E) Start-Up Expenses:

As explained in Note 4 I), under Mexican FRS, start-up expenses are capitalized and amortized using the straight-line method in accordance with the terms of the lease contracts at the start of operations. Under U.S. GAAP, these expenses must be recorded in the income statement as incurred, except for the licenses for the sale of beer paid for by FEMSA Comercio, which are considered to be intangible assets and amortized using the straight-line method beginning at the start of operations.

F) Intangible Assets:

As mentioned in Note 4 I), under Mexican FRS, until January 1, 2003, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised NIF Bulletin C-8, "Intangible Assets," went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. In 2003, amortization of indefinite-lived intangible assets was discontinued for Mexican FRS and in 2004 the amortization of goodwill was discontinued (see Note 4 I).

As a result of the adoption of this SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

G) Restatement of Imported Equipment:

As explained in Note 4 G), under Mexican FRS, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the year-end rate.

Under U.S. GAAP, the Company applies the regulations of the SEC, which require that all machinery and equipment, both domestic and imported, be restated using Mexican inflation factors.

H) Capitalization of the Integral Result of Financing:

Through December 2006, the Company did not capitalize the integral result of financing, which was previously optional under Mexican FRS. On January 1, 2007, NIF D-6, "Capitalization of Integral Result of Financing" went into effect. This standard establishes that the integral result of financing generated as a result of loans obtained to finance investment projects must be capitalized as part of the cost of long-term assets when certain conditions are met. This standard does not require retrospective application. The adoption of this standard did not have an impact on the Company's consolidated financial position or results of operations.

In accordance with SFAS No. 34, "Capitalization of Interest Cost," if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to get them ready for their intended use. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction in progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

I) Derivative Financial Instruments:

Beginning on January 1, 2005, in accordance with Mexican FRS, as mentioned in Note 4 R), the Company values and records all derivative financial instruments and hedging activities according to NIF Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," which establishes similar accounting treatment as described in SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities." Therefore, as of such date the Company no longer has any difference as it relates to derivative financial instruments.

J) Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

The Company calculates its deferred income taxes and employee profit sharing in accordance with SFAS No. 109, "Accounting for Income Taxes," for U.S. GAAP purposes, which differs from Mexican FRS as follows:

- Under Mexican FRS, the effects of inflation on the deferred taxes balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred taxes balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision;
- Under Mexican FRS, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income taxes is applied; and
- The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of financing costs and pension plan mentioned in Note 26 D), G), H) and K) generate a difference when calculating the deferred income taxes under U.S. GAAP compared to that presented under Mexican FRS (see Note 23 D).

Employee profit sharing is deductible for Mexican income taxes purposes. This deduction reduces the payments of income taxes in subsequent years. Therefore, the Company recorded a reduction to the deferred income taxes liability under U.S. GAAP.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net		2007		2006
Deferred income taxes under Mexican FRS	Ps.	2,320	Ps	1,943
Deferred income taxes of Coca-Cola FEMSA		(225)		381
U.S. GAAP adjustments:				
Start-up expenses		(58)		(55)
Restatement of imported equipment		(31)		87
Capitalization of integral result of financing		88		102
Tax deduction for employee profit sharing		(135)		(182)
Labor liabilities		(355)		(468)
Total U.S. GAAP adjustments		(491)		(516)
Deferred income taxes, net, under U.S. GAAP	Ps.	1,604	Ps.	1,808

The total deferred income taxes expense under U.S. GAAP includes the corresponding current portion as of December 31, 2007 and 2006 of Ps. 266 and Ps. 296, respectively.

Changes in the Balance of Deferred Income Taxes		2007		2006
Initial balance	Ps.	1,808	Ps.	2,428
Provision for the year		(539)		(238)
Change in the statutory income tax rate		—		10
Unrecognized labor liabilities		33		(322)
Derivative financial instruments		124		(70)
Cumulative translation adjustment		178		—
Ending balance	Ps.	1,604	Ps.	1,808

Reconciliation of Deferred Employee Profit Sharing		2007		2006
Deferred employee profit sharing under Mexican FRS	Ps.	—	Ps.	—
U.S. GAAP adjustments:				
Allowance for doubtful accounts		(6)		(6)
Inventories		97		129
Prepaid expenses		28		28
Property, plant and equipment		963		974
Deferred charges		(214)		(134)
Intangible assets		10		1
Capitalization of interest expense		31		36
Start-up expenses		(18)		(17)
Derivative financial instruments		5		3
Labor liabilities		(329)		(297)
Other reserves		(84)		(67)
Total U.S. GAAP adjustments		483		650
Deferred employee profit sharing under U.S. GAAP	Ps.	483	Ps.	650

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2007 and 2006 of Ps. 124 and Ps. 154, respectively.

Changes in the Balance of Deferred Employee Profit Sharing		2007		2006
Initial balance	Ps.	650	Ps.	928
Provision for the year		(180)		(148)
Labor liabilities		13		(130)
Ending balance	Ps.	483	Ps.	650

In June 2006, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS Statement No. 109," or "FIN No. 48," was issued and became effective as of January 1, 2007. FIN No. 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company's financial statements with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company's consolidated financial position, results of operations or cash flows.

K) Labor Liabilities:

Under Mexican FRS, the liabilities for employee benefits are determined using actuarial computations in accordance with NIF Bulletin D-3, "Labor Liabilities," which is substantially the same as SFAS No. 87, "Employers' Accounting for Pensions," except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican FRS determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated. This difference is being amortized over the average life of employment of the Company's personnel. The Company uses the same real interest rate for both U.S. GAAP and Mexican FRS.

Under Mexican FRS, as mentioned in Note 4 L), Mexican standard NIF Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which has been effective since 1994.

Beginning in 2005, the Company applies the same considerations as required by Mexican FRS to recognize the severance indemnity liability for U.S. GAAP purposes. The cumulative effect of the severance obligation related to vested services was recorded in the 2005 income statement since the effect was not considered to be quantitatively or qualitatively material to the Company's consolidated U.S. GAAP financial statements taken as a whole. The transition obligation has not been recorded for U.S. GAAP purposes.

In 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)." This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in an increase in total liabilities and a decrease in stockholders' equity reported under U.S. GAAP of Ps. 192 and 892, respectively.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for seniority premiums and postretirement medical benefits between Mexican FRS and U.S. GAAP.

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Cost for the Year		**2007**		2006		2005
Net cost recorded under Mexican FRS	**Ps.**	**664**	Ps.	551	Ps.	495
Net cost of Coca-Cola FEMSA		**(176)**		(163)		(184)
U.S. GAAP adjustments:						
Amortization of unrecognized transition obligation		**(8)**		(5)		279
Amortization of prior service cost		**8**		—		—
Total U.S. GAAP adjustment		—		(5)		279
Cost for the year under U.S. GAAP	**Ps.**	**488**	Ps.	383	Ps.	590

Labor Liabilities		**2007**		2006
Labor liabilities under Mexican FRS	**Ps.**	**3,718**	Ps.	3,269
Labor liabilities of Coca-Cola FEMSA		**(993)**		(924)
Restatement effect		**—**		(8)
U.S. GAAP adjustments:				
Unrecognized net transition obligation		**459**		526
Unrecognized prior service		**781**		826
Unrecognized net actuarial loss		**444**		457
Additional labor liability in cumulative other comprehensive income		**(413)**		(127)
U.S. GAAP adjustments to stockholders' equity		**1,271**		1,682
Reversal of additional labor obligation under Mexican FRS		**(673)**		(1,006)
Labor liabilities under U.S. GAAP	**Ps.**	**3,323**	Ps.	3,013

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2007 are shown in the table below:

	Pension and Retirement Plans		Seniority Premiums		Postretirement Medical Services	
Actuarial net loss and prior service cost recognized in cumulative other comprehensive income during the year	Ps.	8	Ps.	2	Ps.	12
Actuarial net loss and prior service cost recognized as a component of net periodic cost		50		1		13
Net transition liability recognized as a component of net periodic cost		50		1		4
Actuarial net loss, prior service cost and transition liability included in accumulated cumulative other comprehensive income		973		25		345
Estimate to be recognized as a component of net periodic cost over the following fiscal year:						
Net transition obligation		1		1		13
Prior service cost		48		—		—
Actuarial loss		48		1		5

L) Kaiser and Coca-Cola FEMSA Minority Acquisition:

As mentioned in Note 5 C), in 2006 FEMSA Cerveza indirectly acquired an additional equity interest in Kaiser. According to Mexican standard NIF Bulletin B-7, "Business Acquisitions," this is a transaction between existing shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders' equity as a reduction of additional paid-in capital. Under U.S. GAAP, SFAS No. 141, "Business Combinations," establishes that purchases of minority interest represent a "step acquisition" that must be recorded utilizing the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The purchase price allocation for this acquisition has been completed, and the allocation period was closed. The Company did not recognize any goodwill as a result of this acquisition.

Additionally, on August 31, 2007, FEMSA Cerveza sold 16.88% of Kaiser's outstanding shares to Heineken HV. The excess of the price paid over the book value was recorded directly in stockholders' equity in accordance with Mexican FRS. Under U.S. GAAP, the gain was recorded directly in income in accordance with ARB No. 51, "Consolidated Financial Statements."

As mentioned in Note 5 A), in 2006 FEMSA indirectly acquired an additional, 8.02% of the total outstanding equity of Coca-Cola FEMSA. According to Mexican standard NIF Bulletin B-7, this is a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders' equity as a reduction of additional paid-in capital. Under U.S. GAAP, SFAS No. 141, "Business Combinations," purchases of minority interest represent a "step acquisition" that must be accounted for under the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The difference between the fair value and the price paid for the 8.02% of Coca-Cola FEMSA equity is presented as part of investment in Coca-Cola FEMSA shares in the consolidated balance sheet under U.S. GAAP. The Company did not recognize any goodwill as a result of this acquisition. The acquisition of the additional 8.02% interest in Coca-Cola FEMSA did not affect the consolidation analysis discussed above as it relates to EITF 96-16 given that The Coca-Cola Company's substantive participating rights were not affected.

M) Minority Interest:

Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is deducted from consolidated net income.

The U.S. GAAP adjustments disclosed in Note 27 A) and B) are calculated on a consolidated basis. Therefore, the minority interest effects are presented as a separate line item to obtain net income and stockholders' equity.

N) FEMSA's Minority Interest Acquisition:

In accordance with Mexican FRS, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

In accordance with U.S. GAAP, the acquisition of minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the exchange offer to determine the cost of the acquisition of such minority interest and the related goodwill. Under U.S. GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest was as follows:

FEMSA Cerveza	Ps. 10,600
Coca-Cola FEMSA	4,753
FEMSA Comercio	1,085
Other	918
	Ps. 17,356

O) Statement of Cash Flows:

Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with NIF Bulletin B-12, "Statement of Changes in Financial Position," which identifies the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. NIF Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operating activities.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, "Statement of Cash Flows," which is presented in historical Mexican pesos, without the effects of inflation (see Note 26 P).

P) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	Ps. 2,914	Ps. 3,593
Accounts receivable	5,383	5,012
Inventories	6,465	5,473
Recoverable taxes	1,470	693
Other current assets	775	677
Total current assets	17,007	15,448
Investments in shares:		
Coca-Cola FEMSA	28,188	24,043
Other investments	387	371
Property, plant and equipment	32,725	31,151
Intangible assets	34,830	33,926
Bottles and cases	1,950	1,709
Other assets	9,688	8,045
TOTAL ASSETS	Ps. 124,775	Ps. 114,693
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Bank loans	Ps. 2,390	Ps. 2,489
Interest payable	202	162
Current maturities of long-term debt	2,166	375
Suppliers	8,317	7,104
Deferred taxes liability	390	450
Taxes payable	2,018	1,576
Accounts payable, accrued expenses and other liabilities	3,096	2,658
Total current liabilities	18,579	14,814
Long-Term Liabilities:		
Bank loans and notes payable	16,569	18,749
Deferred taxes liability	1,705	2,018
Labor liabilities	3,323	3,013
Other liabilities	1,295	2,008
Total long-term liabilities	22,892	25,788
Total liabilities	41,471	40,602
Minority interest in consolidated subsidiaries	698	166
Stockholders' equity	82,606	73,925
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 124,775	Ps. 114,693

Consolidated Statements of Income and Comprehensive Income	2007	2006	2005
Net sales	Ps. 82,887	Ps. 75,288	Ps. 62,709
Other operating revenues	475	416	322
Total revenues	83,362	75,704	63,031
Cost of sales	48,788	44,059	36,594
Gross profit	34,574	31,645	26,437
Operating expenses:			
Administrative	5,944	5,689	5,088
Selling	20,920	18,135	14,438
	26,864	23,824	19,526
Income from operations	7,710	7,821	6,911
Integral result of financing:			
Interest expense	(2,417)	(2,003)	(1,850)
Interest income	158	421	386
Foreign exchange gain (loss), net	592	11	(15)
Gain on monetary position, net	664	429	285
Market value (loss) gain on ineffective portion of derivative financial instruments	(45)	5	(92)
	(1,048)	(1,137)	(1,286)
Other expenses, net	(124)	(298)	(94)
Income before taxes	6,538	6,386	5,531
Taxes	1,610	2,029	1,723
Income before minority interest and participation in affiliated companies	4,928	4,357	3,808
Minority interest in results of consolidated subsidiaries	(32)	169	—
Participation in affiliated companies:			
Coca-Cola FEMSA	3,635	2,420	2,205
Other affiliated companies	26	27	46
	3,661	2,447	2,251
Net income	Ps. 8,557	Ps. 6,973	Ps. 6,059
Other comprehensive income	1,649	346	(1,072)
Comprehensive income	Ps. 10,206	Ps. 7,319	Ps. 4,987
Net income per share (constant Mexican pesos):			
Per Series "B" share	Ps. 0.43	Ps. 0.35	Ps. 0.32
Per Series "D" share	0.53	0.43	0.40

Consolidated Cash Flows [1]		2007		2006		2005
Cash flows from operating activities:						
Net income	Ps.	8,557	Ps.	6,973	Ps.	6,059
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Minority interest		32		(169)		—
Inflation effect		(722)		(710)		(544)
Depreciation		2,114		2,080		1,930
Amortization		2,347		2,416		1,998
Participation in affiliated companies		(3,661)		(2,332)		(2,077)
Deferred taxes		(719)		(383)		(367)
Other non-cash charges		750		1,332		586
Changes in operating assets and liabilities net of business acquisitions:						
Working capital investment		(340)		(3,026)		357
Dividends received from Coca-Cola FEMSA		435		317		283
Recoverable taxes, net		(422)		(481)		(547)
Interest payable		27		80		(5)
Labor obligations		(171)		(366)		(168)
Net cash flows provided by operating activities		8,227		5,731		7,505
Cash flows from investing activities:						
Acquisitions of Coca-Cola FEMSA minority interest		—		(4,601)		—
Acquisitions by FEMSA Cerveza, net of cash acquired		356		(1,711)		—
Sale of property, plant and equipment		150		91		161
Investment in property, plant and equipment		(3,825)		(3,182)		(2,330)
Other assets		(3,885)		(3,091)		(3,002)
Bottles and cases		(245)		(95)		(57)
Investment in shares		9		7		—
Net cash flows used in investing activities		(7,440)		(12,582)		(5,228)
Cash flows from financing activities:						
Increase in capital stock		—		—		7,644
Bank loans obtained		6,660		6,229		16
Bank loans paid		(6,368)		(604)		(5,982)
Dividends declared and paid		(1,486)		(986)		(660)
Derivative financial instruments		(273)		(498)		(221)
Other financing activities		30		6		(80)
Net cash flows (used in) provided by financing activities		(1,437)		4,147		717
Effect of exchange rate changes on cash and cash equivalents		101		(15)		(32)
Cash and cash equivalents:						
Net decrease		(549)		(2,719)		2,962
Initial balance		3,463		6,182		3,220
Ending balance	Ps.	2,914	Ps.	3,463	Ps.	6,182
Supplemental cash flow information:						
Interest paid	Ps.	(2,310)	Ps.	(1,804)	Ps.	(2,033)
Income taxes and tax on assets paid		(2,699)		(2,463)		(2,150)

(1) Expressed in millions of historical Mexican pesos, except for Net Income and Minority Interest.

Consolidated Statements of Changes in Stockholders' Equity	2007	2006
Stockholders' equity at the beginning of the year	Ps. 73,925	Ps. 68,554
Dividends declared and paid	(1,525)	(1,056)
Adoption of SFAS No. 158	—	(892)
Other comprehensive income (loss):		
Derivative financial instruments	398	(157)
Labor liabilities	82	25
Cumulative translation adjustment	564	(107)
Result of holding non-monetary assets	605	585
Other comprehensive income	1,649	346
Net income	8,557	6,973
Stockholders' equity at the end of the year	Ps. 82,606	Ps. 73,925

NOTE 27. RECONCILIATION OF MEXICAN FRS TO U.S. GAAP.

A) Reconciliation of Net Income:

	2007	2006	2005
Net majority income under Mexican FRS	Ps. 8,511	Ps. 7,127	Ps. 5,951
U.S. GAAP adjustments:			
Restatement of prior year financial statements (Note 26 B)	—	(254)	40
Participation in Coca-Cola FEMSA (Note 26 A)	(77)	13	(57)
Start-up expenses (Note 26 E)	(10)	(15)	(22)
Restatement of imported equipment (Note 26 G)	(31)	(56)	(29)
Capitalization of the integral result of financing (Note 26 H)	(48)	(50)	(46)
Deferred income taxes (Note 26 J)	18	52	147
Deferred employee profit sharing (Note 26 J)	180	148	249
Labor liabilities (Note 26 K)	—	5	(279)
Sale of minority interest (Note 26 L)	13	—	—
Minority interest (Note 26 M)	1	3	—
Derivative financial instruments (Note 26 I)	—	—	105
Total U.S. GAAP adjustments	46	(154)	108
Net income under U.S. GAAP	Ps. 8,557	Ps. 6,973	Ps. 6,059

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

B) Reconciliation of Stockholders' Equity:

	2007	2006
Majority stockholders' equity under Mexican FRS	Ps. 64,578	Ps. 56,654
U.S. GAAP adjustments:		
Restatement of prior year financial statements	—	(395)
Participation in Coca-Cola FEMSA (Note 26 A)	178	(7)
Start-up expenses (Note 26 E)	(207)	(197)
Intangible assets and goodwill (Note 26 F)	54	54
Restatement of imported equipment (Note 26 G)	140	437
Capitalization of the integral result of financing (Note 26 H)	313	361
Deferred income taxes (Note 26 J)	491	516
Deferred employee profit sharing (Note 26 J)	(483)	(650)
Labor liabilities (Note 26 K)	(1,271)	(1,682)
Acquisition of Coca-Cola FEMSA minority interest (Note 26 L)	1,609	1,609
Acquisitions by FEMSA Cerveza (Note 26 L)	61	80
Minority interest (Note 26 M)	(2)	—
FEMSA's minority interest acquisition (Note 26 N)	17,145	17,145
Total U.S. GAAP adjustments	18,028	17,271
Stockholders' equity under U.S. GAAP	Ps. 82,606	Ps. 73,925

C) Reconciliation of Comprehensive Income:

		2007		2006		2005
Majority comprehensive income under Mexican FRS	Ps.	9,417	Ps.	6,998	Ps.	4,356
U.S. GAAP adjustments:						
Net income (Note 27 A)		46		(154)		108
Result of holding non-monetary assets		420		475		177
Derivative financial instruments		—		—		346
Additional labor liability in excess of unamortizated transition obligation		323		—		—
Comprehensive income under U.S. GAAP	Ps.	10,206	Ps.	7,319	Ps.	4,987

NOTE 28. FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT.

A) Mexican FRS:

During 2007, the following new accounting standards were issued under Mexican FRS the application of which is required as indicated. The Company will adopt these standards as of January 1, 2008 and has not fully assessed the effect of adopting these new standards on its consolidated financial information.

- **NIF B-2, "Statement of Cash Flows"**

  This NIF establishes general rules for the presentation, structure and preparation of cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company's cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or indirect method.

- **NIF B-10, "Effects of Inflation"**

  CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

- **NIF B-15, "Translation of Foreign Currencies"**

  NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency, and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

- **NIF D-3, "Employee Benefits"**

  This NIF includes current and deferred PTU. Deferred PTU should be calculated using the same methodology establishes in NIF D-4. It also includes the career salary concept and the amortization period of most items reduced to five years, as follows:

  - Items will be amortized over a 5-year period, or less, if employees' remaining labor life is less than the:
    - Beginning balance of the transition liability for severance and retirement benefits.
    - Beginning balance of past service cost and changes to the plan.
    - Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008.
    - Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a 5-year period (net transition liability), with the option to fully amortize such item against the results of 2008.

- **NIF D-4, "Income Taxes"**

  This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions.

B) U.S. GAAP:

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company does not anticipate that those new standards will have a significant impact on its consolidated financial position or results of operations.

- **FASB Staff Position ("FSP") FASB Interpretation No. 39 "Offsetting of Amounts Related to Certain Contracts," or FSP FIN No. 39**

  This FSP amends paragraph 3 of FASB Interpretation No. 39, to replace the terms *conditional contracts* and *exchange contracts* with the term *derivative instruments* as defined in SFAS No. 133. It also amends paragraph 10 of FASB Interpretation No. 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with that paragraph. This FSP is effective for fiscal years beginning after November 15, 2007.

- **"The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS No. 159**

  This standard permits entities to choose to measure financial instruments and certain other items at fair value to mitigate volatility in reported earnings. According to this Statement, these are eligible items for the use of the fair value measurement: (1) Recognized financial assets and financial liabilities; (2) Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; (3) Non-financial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services; and (4) Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

- **"Business Combinations," an amendment of SFAS No. 141, or SFAS No. 141(R)**

  This statement requires (a) a company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity's deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective) otherwise SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

- **"Fair Value Measurements," or SFAS No. 157**

  This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13 "Accounting for Leases" from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all non-recurring fair value measurement of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

- **"Non-controling Interest in Consolidated Financial Statements," or SFAS No. 160**

  This statement has the following effects on an entity's financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

NOTE 29. RELEVANT EVENTS.

Coca-Cola FEMSA reached an understanding with The Coca-Cola Company to acquire its wholly owned bottling franchise Minas Gerais Ltda., "REMIL" in Brazil. The closing, terms and conditions of the transaction are subject to a confirmatory due-diligence process, negotiation and execution of a definitive agreement and approval by the Boards of Directors of both companies. The transaction is expected to close during the first quarter of 2008.

FEMSA CORPORATE OFFICES
General Anaya No. 601 Pte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64410
Phone: (52) 81 8328-6000
Fax: (52) 81 8328-6080

COCA-COLA FEMSA

MEXICO
Guillermo González Camarena No. 600
Centro Cd. Santa Fé
México, D.F.
México, C.P. 01210
Phone: (52) 55 5081-5100
Fax: (52) 55 5292-3473

LATINCENTRO
Escazú
Autopista Próspero Fernández
Edificio Trilogía I
3er Piso
San José, Costa Rica
Phone: (506) 2247-2100
Fax: (506) 2247-2040

MERCOSUR
Av. Eng. Alberto de Zagottis No. 352
São Paulo, Brazil
Jurubatuba
Cep. 04675
Phone: (55) 11 2102-5500
Fax: (55) 11 2102-5554

FEMSA CERVEZA
Ave. Alfonso Reyes No. 2202 Nte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64442
Phone: (52) 81 8328-5000
Fax: (52) 81 8328-5013

FEMSA COMERCIO (OXXO)
Edison No. 1235 Nte.
Col. Talleres
Monterrey, Nuevo León
México, C.P. 64480
Phone: (52) 81 8389-2121
Fax: (52) 81 8389-2144

FEMSA INSUMOS ESTRATEGICOS
General Anaya No. 601 Pte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64410
Phone: (52) 81 8328-6600
Fax: (52) 81 8328-6601

FEMSA


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE

FMX
LISTED
NYSE


FEMSAUBD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By: 

Javier Astaburuaga
Chief Financial Officer

Date: May 30, 2008

[New York #1889348 v2]

END